UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12477

AMGEN RETIREMENT AND SAVINGS PLAN

(Full title of the plan)

AMGEN INC.

(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California
(Address of principal executive offices)	(Zip Code)

Amgen Retirement and Savings Plan

Financial Statements

and Supplemental Schedules

Years ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Amgen Inc., as Named Fiduciary, and the Plan Participants

    of the Amgen Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Amgen Retirement and Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2009 and assets (acquired and disposed of within year) for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Los Angeles, California

June 23, 2010

Amgen Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments at fair value	$2,034,202,397	$1,519,345,106
Receivables – due from broker	12,262,379	16,496,533

Total assets	2,046,464,776	1,535,841,639

Liabilities
Derivative investments at fair value	389,415	60,801,216
Other – principally due to broker	26,233,913	40,288,931

Total liabilities	26,623,328	101,090,147

Net assets reflecting investments at fair value	2,019,841,448	1,434,751,492

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(3,744,082)	3,791,063

Net assets available for benefits	$2,016,097,366	$1,438,542,555

See accompanying notes.

Amgen Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2009	2008
Additions (deductions) to net assets:
Employer contributions	$147,003,121	$141,521,690
Participant contributions	126,536,394	120,903,404
Rollover contributions	7,437,455	5,487,770
Interest and dividend income	21,729,237	16,113,707
Net realized/unrealized gains/(losses)	376,331,466	(649,987,702)
Transfer from Amgen Mountain View Inc. 401(k)
Retirement Plan	—	481,592
Benefits paid	(101,482,862)	(262,641,022)

Net increase/(decrease)	577,554,811	(628,120,561)

Net assets available for benefits at beginning of year	1,438,542,555	2,066,663,116

Net assets available for benefits at end of year	$2,016,097,366	$1,438,542,555

See accompanying notes.

Amgen Retirement and Savings Plan

Notes to Financial Statements

December 31, 2009

1.	Description of the Plan

The following description of the Amgen Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established effective April 1, 1985 and was most recently amended and restated effective January 1, 2010. The Plan is a defined contribution plan covering substantially all domestic employees of Amgen Inc. (the Company or Amgen) and participating subsidiaries. The Plan, as amended, is intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code) (see Note 5, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax elective contributions, Roth elective contributions, after-tax elective contributions or a combination of these types of contributions. A participant’s combined pre-tax elective contributions and Roth elective contributions (exclusive of catch-up contributions discussed below) are subject to Internal Revenue Service (IRS) and Plan limits and could not exceed a maximum of $16,500 in 2009 and $15,500 in 2008. Participant after-tax elective contributions are subject to IRS and Plan limitations and could not exceed a maximum of $8,000 in 2009 and $7,500 in 2008. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax elective contributions; such contributions are automatically increased by 1% per year until their contributions reach 10% of their eligible compensation. Participants may elect to adjust, cease or resume their contributions at any time.

Participants who are at least age 50 by the close of the Plan year may also make certain additional contributions, referred to as catch-up contributions, that are subject to IRS and Plan limitations and could not exceed $5,500 in 2009 and $5,000 in 2008. Catch-up contributions can be made as pre-tax elective contributions, Roth elective contributions or a combination of these types of contributions. Participants may also contribute pre-tax and after-tax amounts representing certain distributions from other defined benefit or defined contribution plans qualified in the United States or certain individual retirement accounts (IRAs), referred to as rollover contributions (as defined in the Plan).

Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make contributions to the Plan, equal to 5% of each participant’s eligible compensation (Core Contribution). In addition, the Company makes a contribution of 100% of up to 5% of eligible compensation contributed by the participant as pre-tax elective contributions or Roth elective contributions, including such contributions designated as catch-up contributions (Matching Contribution).

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

Also, the Company can, in its discretion, make a special non-elective contribution on behalf of each participant who is in his or her initial year of employment with the Company and who could not make the maximum participant contribution permitted under the Plan because in the same Plan year he or she previously made pre-tax salary deferrals under a prior unrelated employer’s qualified plan.

Participants select the investments in which their contributions, including Core Contributions and Matching Contributions (collectively, Company Contributions), are to be invested, electing among various alternatives, including Amgen Inc. common stock (Amgen stock). Effective October 1, 2008, participants may direct a maximum of 20% of contributions to be invested in Amgen stock; prior to October 1, 2008, participants could direct a maximum of 50% of contributions to be invested in Amgen stock. Participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more (50% or more prior to October 1, 2008) of the value of a participant’s Plan account is invested in Amgen stock, no transfers from other investment options can be made to invest in Amgen stock.

The accounts of participants who had never made an investment election are allocated to investments under a qualified default investment alternative which is intended to be compliant with ERISA regulations. At any time participants may elect to alter the investments in their accounts made under a qualified default investment alternative.

Vesting

Participants are immediately vested with respect to their contributions, Company Contributions, and earnings and losses (hereafter referred to as “earnings”) thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) Company Contributions and (b) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Plan Investments

Effective October 1, 2008, participants can invest in any of 14 different asset classes as well as Amgen stock or may actively manage their account under a self-directed brokerage arrangement under which a wider array of investment options are available. Each asset class has investments in mutual funds, collective trust funds and/or portfolios which are separately managed exclusively for the benefit of Plan participants and their beneficiaries (separately managed portfolios). Prior to October 1, 2008, participants could invest in mutual funds, Amgen stock and separately managed portfolios. The separately managed portfolios have underlying investments primarily in publicly traded common and preferred stocks of domestic and foreign entities, fixed income securities and/or collective trust funds.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

Payments of Benefits

Upon termination of employment, including termination due to disability (as defined in the Plan) or retirement, but excluding termination due to death, participants may elect to receive an amount equal to the value of their account balance in (a) a single lump sum payment in cash, (b) a single sum distribution in full shares of Amgen stock (with any fractional shares paid in cash), (c) a single sum distribution paid in a combination of cash and full shares of Amgen stock, (d) cash installments (as defined in the Plan), or (e) a rollover distribution to an eligible retirement plan (as defined in the Plan). If a participant dies before receiving the value of his or her vested account balance, the participant’s beneficiary may elect to receive the distribution from among the alternatives described above, subject to certain Plan limitations.

Subsequent to termination of employment, participants may also elect to maintain their vested account balance in the Plan, provided that their account balance is greater than $1,000.

Certain restrictions apply to withdrawals from the Plan while a participant continues to be employed by the Company.

Participant Loans

Subject to certain restrictions, a participant can have outstanding up to two loans at any one time from his or her Plan account up to a combined maximum amount (as defined in the Plan) equal to the lesser of (a) 50% of their vested account balance or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). Loans made prior to July 1, 2003 bear interest at fixed rates based on the average borrowing rates of certain major banks. Loans made on or after July 1, 2003 bear interest at fixed rates based on the prime rate plus one percentage point as published in The Wall Street Journal determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distributions of their account balances.

Trustee

Effective October 1, 2008, Bank of America, N.A. (formerly Merrill Lynch Bank & Trust, Co., FSB) acts as the Plan’s trustee. Prior to October 1, 2008, Fidelity Management Trust Company acted as the Plan’s trustee.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Fair Value Measurement

The investments of the Plan are reported at fair value. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements). In 2009, the Plan adopted a new accounting standard that prospectively requires additional disaggregation when presenting the fair values of categories of Plan assets. The adoption of this new accounting standard did not have any impact on the Plan’s net assets. Also, in 2009, the Plan adopted a new accounting standard that provides additional guidance in estimating fair value when the market volume and level of activity for an investment has significantly decreased and in identifying circumstances that indicate a transaction may not be orderly. The adoption of this new accounting standard did not have a material impact on the Plan’s financial statements.

Investment Income and Losses

Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at carrying value, plus accrued interest.

Collective Trust Funds

Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments are determined by reference to the net asset value per unit provided by the fund managers. The unit values are based on the fair value of the trusts’ underlying assets, which are principally equity and fixed income securities and short-term investments.

The investment strategies of the Plan’s collective trust funds vary based on the investment objectives of the asset class of which they are a part. Such investment strategies include investments in fixed income securities and investments in equity securities for growth and value objectives as well as to replicate market indexes and to invest in emerging markets. There are no material redemption restrictions on any of these investments.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

Fully Benefit-Responsive Investment Contracts

The Plan holds units of collective trust funds that have investments in fully benefit-responsive investment contracts. In addition, the Plan directly invests in such contracts in the form of security-backed contracts, discussed below. Such contracts held directly or indirectly by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate qualified transactions related to these investments. The Statements of Net Assets Available for Benefits present these contracts at fair value with an adjustment to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

As of December 31, 2009 and 2008, the Plan had two security-backed contracts which are fully benefit-responsive investment contracts, sometimes referred to as wrapper contracts. These contracts were issued by financial services companies and are backed by the Plan’s ownership interest in a collective trust fund that invests in fixed income securities. The credit ratings of one contract issuer are “AA-” with a negative outlook by Standard & Poor’s (S&P), “A1” with a negative outlook by Moody’s Investor Services, Inc. (Moody’s), and “a+” with a negative outlook by A.M. Best Company. The credit ratings of the other issuer are “AA-” with a negative outlook by S&P, “Aa1” with a negative outlook by Moody’s and “AA-” with a stable outlook by Fitch, Inc. The issuers of the Plan’s security-backed contracts credit the Plan with stated rates of interest, and the issuers guarantee that all qualified participant withdrawals related to the contracts will be at contract value. The crediting rates provide for realized and unrealized gains and losses on the underlying assets to be amortized over the expected duration of the underlying investments through adjustments to the future interest crediting rates rather than being reflected immediately in the net assets of the Plan. The interest crediting rates of the security-backed contracts are primarily based on the current yield to maturity of the underlying investments plus or minus amortization of the difference between the contract value and fair value of the underlying investments over the duration of such investments. Accordingly, future crediting rates are impacted by changes in the yield to maturity of underlying investments, the duration of the assets underlying the contract and the difference between the contract value and fair value of the underlying investments. The crediting rates are reset quarterly and are reduced by fees paid to the contract issuers. In no event are the crediting rates less than 0%.

To the extent that the underlying investments of security-backed contracts have unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value in the Statements of Net Assets Available for Benefits. As a result, the future crediting rate may be lower over time than the then-current market rates. Conversely, if the underlying investments generate unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher over time than the then-current market rates.

The security-backed contracts provide for withdrawals at other than contract value associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are made at contract value modified by a market value adjustment as defined in the contract. Circumstances which may trigger a market value adjustment are generally defined as any event which, in the reasonable determination of the issuer, has or will have a material adverse effect on the issuer’s interest under the contract. Such events may include, but are not limited to: (i) material amendments to the Plan’s structure

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

or administration; (ii) changes in or the creation of competing investment options; (iii) complete or partial termination of the Plan; (iv) removal of a specifically identifiable group of employees from coverage under the Plan; (v) a change in law, regulation, ruling, administrative position, or accounting standard applicable to the Plan; or (vi) communication to Plan participants designed to influence a participant not to invest in the asset class that contains these contracts. The Company does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

These security-backed contracts are evergreen contracts with no maturity dates but do contain termination provisions. The issuer is obligated to pay the excess contract value when the fair value of the underlying investments equals zero. In addition, if the Plan defaults in its obligations under the security-backed contract and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value of the underlying investments as of the date of termination.

The yields earned by the Plan as of December 31, 2009 and 2008 were 2.9% and 3.7%, respectively, which represents the annualized earnings of all security-backed contracts divided by the fair value of all security-backed contracts in the Plan as of December 31, 2009 and 2008, respectively. The yield earned by the Plan with an adjustment to reflect the actual interest rate credited to participants as of December 31, 2009 and 2008 was 3.7% and 4.2%, respectively, which represents the annualized earnings credited to participants divided by the fair value of all security-backed contracts as of December 31, 2009 and 2008, respectively.

Other Investments

Common stock (including Amgen stock), preferred stock, mutual funds and U.S. treasury securities are valued using quoted market prices in active markets with no valuation adjustment. Common and preferred stocks traded in markets that are not considered active are valued using broker or dealer quotations. Debt securities other than U.S. treasury securities are valued using methodologies based on market observable inputs, including quoted prices of transactions of similar securities in active markets, quoted prices of recent transactions of identical or similar securities in markets that are not active, benchmark yields and issuer credit spreads. Participant loans are valued at carrying amount, which approximates fair value. Derivatives are primarily composed of futures contracts, credit default swaps, interest rate swaps and swaptions. Futures contracts are valued based on unadjusted settlement prices in active markets for identical assets or liabilities; credit default swaps, interest rate swaps and swaptions are valued using valuation models for which all significant inputs are observable either directly or indirectly to estimate fair value.

Due from/to Brokers

Purchases and sales of investments are recorded on a trade-date basis. Due from brokers and due to brokers arise from unsettled sale and purchase transactions as of December 31, 2009 and 2008.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

Subsequent Events

Subsequent events were evaluated through the date of issuance of the financial statements in this Form 11-K.

Recent Accounting Pronouncements

In 2010, the Plan will adopt a new accounting standard which requires additional disclosure about the amounts of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements (see Note 3, Fair Value Measurements). This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosures about inputs and valuation techniques used to measure fair value for Level 2 and Level 3 measurements. In addition, effective for 2011, this standard will require additional disclosure and the presentation of disaggregated information about activity in Level 3 fair value measurements on a gross basis, rather than as one net amount. As this new accounting standard only requires enhanced disclosure, the adoption of this standard will not impact the Plan’s net assets available for benefits or changes to net assets available for benefits.

3.	Fair Value Measurements

The Plan uses various valuation approaches in determining the fair value of investment assets and liabilities within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the source of inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access;

Level 2 – Valuations for which all significant inputs are observable, either directly or indirectly, other than level 1 inputs;

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary among the various types of investment assets and liabilities. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level input that is significant to the overall fair value measurement.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

The following fair value hierarchy table presents information about each major category of the Plan’s investment assets and liabilities measured at fair value:

	Fair value measurements at December 31, 2009 using
	Quoted prices in active markets for identical assets/liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:
Amgen stock	$146,061,982	$—	$—	$146,061,982
Cash and cash equivalents	35,862,688	—	—	35,862,688
Common and preferred stocks:
Growth	353,751,058	2,904,921	—	356,655,979
Value	271,739,149	—	—	271,739,149
Other	39,916,055	—	—	39,916,055
Debt securities issued by the U.S. Treasury and other U.S. government agencies	16,813,537	24,674,652	—	41,488,189
Corporate debt securities	—	24,945,461	—	24,945,461
Other debt securities	—	8,792,806	—	8,792,806
Mutual funds:
Fixed income	50,534,357	—	—	50,534,357
Value	132,761,979	—	—	132,761,979
Other	52,035,159	—	—	52,035,159
Collective trust funds:
Fixed income	—	269,272,488	—	269,272,488
Growth	—	24,377,843	—	24,377,843
Index	—	417,134,838	—	417,134,838
Value	—	36,686,143	—	36,686,143
Emerging markets	—	90,343,861	—	90,343,861
Other	—	1,725,256	—	1,725,256
Loans to participants	—	—	33,088,940	33,088,940
Derivatives	11,520	160,798	—	172,318
Other	—	606,906	—	606,906

	$1,099,487,484	$901,625,973	$33,088,940	$2,034,202,397

Liabilities:
Derivatives	$27,463	$361,952	$—	$389,415

	$27,463	$361,952	$—	$389,415

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

	Fair value measurements at December 31, 2008 using
	Quoted prices in active markets for identical assets/liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:
Amgen stock	$154,332,717	$—	$—	$154,332,717
Cash and cash equivalents	36,305,703	8,697,284	—	45,002,987
Common and preferred stocks	448,604,507	3,262,382	—	451,866,889
Debt securities	—	69,958,949	—	69,958,949
Mutual funds	123,758,036	—	—	123,758,036
Collective trust funds	—	584,986,415	—	584,986,415
Loans to participants	—	—	30,056,685	30,056,685
Derivatives	59,336,003	39,487	—	59,375,490
Other	6,938	—	—	6,938

	$822,343,904	$666,944,517	$30,056,685	$1,519,345,106

Liabilities:
Derivatives	$59,393,735	$1,407,481	$—	$60,801,216

	$59,393,735	$1,407,481	$—	$60,801,216

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the years ended December 31, 2009 and 2008:

	Level 3 Assets – Loans to Participants
	Year Ended December 31,
	2009	2008
Balance at the beginning of the year	$30,056,685	$30,803,169
Issuances, repayments and settlements, net	3,032,255	(746,484)

Balance at the end of the year	$33,088,940	$30,056,685

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

4.	Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2009 and 2008 are as follows:

	December 31,
	2009	2008
Blackrock Equity Index Fund F – Collective trust fund (formerly Barclay’s Global Investment Equity Index Fund – Collective trust fund)	$317,966,339	$220,942,854
Amgen stock	146,061,982	154,332,717
Dodge & Cox International Fund	132,761,979	*
Wells Fargo Fixed Income Fund D – Collective trust fund	115,291,348	*
Wells Fargo Stable Return Fund G – Collective trust fund	101,139,377	83,795,423

*	Investment balance was less than 5% of the Plan’s net assets.

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

	Years Ended December 31,
	2009	2008
Amgen stock	$(2,886,135)	$31,496,921
Common and preferred stocks	160,930,191	(196,264,784)
Fixed income securities	5,448,633	(6,598,081)
Mutual funds	58,353,945	(409,693,469)
Collective trust funds	152,712,132	(67,419,463)
Other	1,772,700	(1,508,826)

	$376,331,466	$(649,987,702)

5.	Income Tax Status

The Plan received a determination letter from the IRS dated March 27, 2008, stating that the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Subsequent amendments have been structured and are intended to maintain the Plan’s tax qualified status. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.	Services Provided by the Company

During 2009 and 2008, the Company has paid trustee fees and certain other administrative costs on behalf of the Plan.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

7.	Assets Transferred from Amgen Mountain View Inc. 401(k) Retirement Plan

In connection with its acquisition of Avidia, Inc. in September 2006, the Company assumed sponsorship of the Avidia 401(k) Plan, which was subsequently renamed the Amgen Mountain View Inc. 401(k) Retirement Plan (the Avidia Plan). Each participant in the Avidia Plan on July 31, 2008 became a participant in the Plan, and on August 1, 2008, the Company merged the Avidia Plan into the Plan and assets totaling $481,592 held by the Avidia Plan were transferred to the Plan.

8.	Reconciliation of Financial Statements to Form 5500

The reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2009 and 2008 consists of the following:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$2,016,097,366	$1,438,542,555
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,744,082	(3,791,063)
Amounts allocated to withdrawing participants	(359,818)	(358,293)
Deemed loans	(199,795)	(194,652)

Net assets per the Form 5500	$2,019,281,835	$1,434,198,547

For the year ended December 31, 2009, the following is a reconciliation of the net investment income per the financial statements to the Form 5500:

Year Ended December 31, 2009
Interest and dividend income	$21,729,237
Net realized/unrealized gains	376,331,466

Total net investment income per the financial statements	398,060,703
Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
Less prior year adjustment	3,791,063
Add current year adjustment	3,744,082

Total net investment income per the Form 5500	$405,595,848

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

For the year ended December 31, 2009, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Year Ended December 31, 2009
Total distributions per the financial statements	$101,482,862
Less prior year amounts allocated to withdrawing participants	(358,293)
Add current year amounts allocated to withdrawing participants	359,818
Less prior year deemed loan balance	(194,652)
Add current year deemed loan balance	199,795

Total distributions per the Form 5500	$101,489,530

Supplemental Schedule

Amgen Retirement and Savings Plan

EIN: 95-3540776 Plan: #001

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of Issue	Description of Investment	Current Value
Amgen stock*	Employer Securities 2,581,969 shares		$146,061,982
Capital Preservation Asset Class:
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Common Collective Trust 14,299,184 units	$ 14,299,184
Wells Fargo Stable Return Fund G	Common Collective Trust 2,175,190 units	101,139,377
Wells Fargo Fixed Income Fund D	Common Collective Trust 10,470,719 units	115,291,348
Monumental Life Insurance Company	Wrapper Contract	47,390
JP Morgan Chase & Company	Wrapper Contract	—

Total Capital Preservation Asset Class			230,777,299
Emerging Markets Equity Class:
JP Morgan Emerging Markets Equity Focus Fund	Common Collective Trust 1,851,483 units	84,927,530
Northern Trust Global Investments Collective Daily MSCI Emerging Markets Fund - Non Lending*	Common Collective Trust 39,309 units	5,416,331

Total Emerging Markets Equity Class			90,343,861
Fixed Income Asset Class:
Northern Trust Global Investments Collective Daily Aggregate Bond Index Fund - Non Lending*	Common Collective Trust 286,102 units	30,283,000
Western Asset Management Company	Cash and Short Term Investments	18,203,333
US Treasury 2.375% Due 09/30/2014	Government Bonds 5,010,000 units	4,967,715
Fannie Mae Single Family Mortgage 5.0%	Government Mortgage Backed Securities 3,700,000 units	3,796,547
Northern Trust Global Investments Collective Daily Aggregate Bond Index Fund - Lending*	Common Collective Trust 8,890 units	3,586,110
US Treasury Sec 4.5% Due 08/15/2039	Government Bonds 3,198,000 units	3,125,545
US Treasury Bonds 4.375% Due 11/15/2039	Government Bonds 2,056,000 units	1,967,978
Fannie Mae 30 Year Pass-Through 6% 30 Years	Government Mortgage Backed Securities 1,800,000 units	1,906,311
US Treasury Notes 2.125% Due 11/30/2014	Government Bonds 1,660,000 units	1,620,707
Fannie Mae 15 Year Pass-Through 5.5%	Government Mortgage Backed Securities 1,500,000 units	1,586,249
Fannie Mae Single Family Mortgage 4.5% 30 Years	Government Mortgage Backed Securities 1,500,000 units	1,497,187
Fannie Mae 6.25% Due 2/1/2011	Government Bonds 1,420,000 units	1,491,808
US Treasury Inflation Indexed Bonds 2.375% Due 1/15/2027	Index Linked Government Bonds 1,230,000 units	1,387,487
Federal National Mortgage Association 5.25% Due 8/1/2012	Government Bonds 1,160,000 units	1,237,870
Fannie Mae 15 Year Pass-Through 5.0%	Government Mortgage Backed Securities 900,000 units	940,499
CDX North America High Yield 7.625% Due 6/29/2012	Corporate Bonds 870,000 units	867,825
Federal Home Loan Mortgage Corporation Pool 5.5% Due 1/1/2038	Government Mortgage Backed Securities 799,846 units	838,796
Ginnie Mae Single Family Mortgages 5.0% Due 1/1/2038	Government Mortgage Backed Securities 800,000 units	822,625

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Ginnie Mae II Jumbos 5% 30 Years	Government Mortgage Backed Securities 800,000 units	822,129
US Treasury Bonds 2.5% Due 1/15/2029	Index Linked Government Bonds 720,000 units	777,546
Fannie Mae Notes 4.625% Due 5/1/2013	Government Bonds 730,000 units	767,982
Federal Home Loan Mortgage Corporation Pool 5.5% Due 11/1/2037	Government Mortgage Backed Securities 727,365 units	763,354
Fannie Mae Pool 6.0% Due 7/1/2037	Government Mortgage Backed Securities 707,086 units	750,063
Ginnie Mae Passthrough 6.5% 30 Years	Government Mortgage Backed Securities 700,000 units	744,188
Fannie Mae Capital Debt Zero Coupon Due 10/09/2019	Government Bonds 1,130,000 units	613,590
Ginnie Mae Variable Rate 1.37875% Due 11/20/2059	Collateralized Mortgage Obligations 580,147 units	580,037
Russian Federation Variable Rate 7.5%	Government Bonds 493,500 units	557,606
Fannie Mae Pool 5.0% Due 6/1/2035	Government Mortgage Backed Securities 513,648 units	528,763
Anadarko Petroleum Corporation 6.45% Due 9/15/2036	Corporate Bonds 500,000 units	522,185
Federal Home Loan Mortgage Corporation Adjustable Rate Due 5/1/2037	Government Mortgage Backed Securities 454,424 units	481,125
Energy Future 11.25% Due 11/01/2017	Corporate Bonds 640,452 units	453,120
Wachovia Corporation 5.75% Due 2/1/2018	Corporate Bonds 420,000 units	438,299
AT&T Inc. 5.6% Due 5/15/2018	Corporate Bonds 410,000 units	429,663
Federal Home Loan Mortgage Corporation Pool 5.891% Due 8/1/2037	Government Mortgage Backed Securities 402,194 units	426,985
Ginnie Mae Pass through 6.0%	Government Mortgage Backed Securities 400,000 units	422,625
US Treasury Notes 3.625% Due 08/15/2019	Government Bonds 420,000 units	412,913
Fannie Mae Single Family Mortgage 4.5% 15 Years	Government Mortgage Backed Securities 400,000 units	411,375
US Treasury Notes Dated 11/15/2009 3.375% Due 11/15/2019	Government Bonds 420,000 units	403,990
US Treasury Bonds 4.25% Due 05/15/2039	Government Bonds 420,000 units	394,013
LB-UBS Commercial Mortgage Trust Due 9/15/2030	Commercial Mortgage-Backed Securities 400,000 units	387,602
US Treasury Notes 1% Due 08/31/2011	Government Bonds 374,000 units	374,190
Comcast Corporation New 6.5% Due 1/15/2017	Corporate Bonds 330,000 units	365,331
Williams Companies Inc. 7.5% Due 1/15/2031	Corporate Bonds 330,000 units	355,982
Fannie Mae Pool 5.5% Due 11/1/2036	Government Mortgage Backed Securities 328,794 units	344,805
Conoco Inc. 6.95% Due 4/15/2029	Corporate Bonds 300,000 units	340,064
Federal Home Loan Mortgage Corporation Pool 5.697% Due 4/1/2037	Government Mortgage Backed Securities 317,072 units	335,717
Freeport-McMoran Copper & Gold Inc. 8.375% Due 4/1/2017	Corporate Bonds 305,000 units	333,975
Energy Transfer Properties 6.7% Due 7/1/2018	Corporate Bonds 310,000 units	331,917
JP Morgan Chase & Company 5.15% Due 10/1/2015	Corporate Bonds 310,000 units	321,019
Telefonica Emisiones SAU 6.221% Due 7/3/2017	Corporate Bonds 290,000 units	319,641

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
US Treasury Notes 2.375% Due 08/31/2014	Government Bonds 320,000 units	317,650
Credit Suisse Commercial Mortgage Trust 5.467% Due 9/15/2039	Commercial Mortgage-Backed Securities 360,000 units	308,348
Pepsico Inc. 7.9% Due 11/1/2018	Corporate Bonds 250,000 units	306,814
Citigroup Inc. 8.5% Due 5/22/2019	Corporate Bonds 260,000 units	300,236
Federal Home Loan Mortgage Corporation Gold Single Family 4.5% 30 Years	Government Mortgage Backed Securities 300,000 units	299,250
General Electric Capital Corporation 5.625% Due 5/1/2018	Corporate Bonds 290,000 units	297,175
General Electric Capital Corporation 6% Due 08/07/2019	Corporate Bonds 280,000 units	290,646
Diageo Capital PLC 7.375% Due 1/15/2014	Corporate Bonds 250,000 units	289,203
Wachovia Corporation 5.625% Due 10/15/2016	Corporate Bonds 280,000 units	286,298
JP Morgan Chase & Company 6.125% Due 6/27/2017	Corporate Bonds 260,000 units	274,813
Wachovia Bank, National Association 6.0% Due 11/15/2017	Corporate Bonds 260,000 units	272,153
Merrill Lynch & Company Inc. 6.875% Due 4/25/2018*	Corporate Bonds 250,000 units	269,360
Transocean Inc. 5.25% Due 3/15/2013	Corporate Bonds 250,000 units	267,910
CVS Caremark Corporation 6.6% Due 3/15/2019	Corporate Bonds 240,000 units	262,629
Enterprise Products Operating, LP 9.75% Due 1/31/2014	Corporate Bonds 220,000 units	262,565
Bank America Corporation Series Dated 09/25/2002 4.875% Due 09/15/2012*	Corporate Bonds 250,000 units	261,961
Verizon Communications Inc. 5.5% Due 2/15/2018	Corporate Bonds 250,000 units	260,893
Resolution FDG Corporation Federal Book Entry Prin Strips Generic Principle Payment 10/15/2019	Government Bonds 400,000 units	256,667
HSBC Financial Corporation 4.625% Due 9/15/2010	Corporate Bonds 250,000 units	256,206
American Express Credit 5.125% Due 08/25/2014	Corporate Bonds 240,000 units	252,896
Morgan Stanley Capital Due 4/15/2017	Commercial Mortgage-Backed Securities 300,000 units	252,791
Citigroup Inc. 4.125% Due 2/22/2010	Corporate Bonds 250,000 units	250,909
Fannie Mae Pool 5.5% Due 5/1/2037	Government Mortgage Backed Securities 237,835 units	249,231
Auto Receivables Trust 2006-2 Class A-3 5.33% Due 4/15/2014	Asset Backed Securities 242,750 units	243,559
Occidental Petroleum Corporation 7.0% Due 11/1/2013	Corporate Bonds 210,000 units	241,286
Pemex Project FDG Master Trust Bond 6.625% Due 6/15/2035	Government Bonds 250,000 units	238,038
Bear Stearns Structured Products Inc. Due 3/25/2037	Collateralized Mortgage Obligations 271,880 units	237,938
Dr Pepper Snapple Group Inc. 6.82% Due 5/01/2018	Corporate Bonds 210,000 units	235,582
Caterpillar Financial Services Corporation 6.2% Due 9/30/2013	Corporate Bonds 210,000 units	234,012

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Credit Agricole SA 8.375% Floating Rate Due 8/15/2029	Corporate Bonds 220,000 units	233,200
Bayview Commercial Asset Trust Variable Rate Due 11/25/2035	Commercial Mortgage-Backed Securities 368,973 units	232,424
Residential Accredit Loan Inc. Mortgage Due 12/26/2034	Collateralized Mortgage Obligations 344,059 units	231,696
BB&T Corporation 3.85% Due 7/27/2012	Corporate Bonds 220,000 units	227,712
John Deere Capital Corporation 4.9% Due 9/9/2013	Corporate Bonds 210,000 units	225,742
WaMu Mortgage Passthrough Due 11/25/2036	Collateralized Mortgage Obligations 297,123 units	218,584
Structured Asset Securities Corporation Mortgage Loan Trust Variable Rate 4/25/2031	Asset Backed Securities 351,722 units	218,529
Structured Assets Investments II Grantor Trust Mortgage Passthrough Due 9/25/2047	Collateralized Mortgage Obligations 414,195 units	218,516
Morgan Stanley Global Medium Term Notes 6.625% Due 4/1/2018	Corporate Bonds 200,000 units	216,234
Kinder Morgan Energy Partners 6.95% Due 1/15/2038	Corporate Bonds 200,000 units	213,153
Baker Hughes Inc. 7.578% Due 11/15/2018	Corporate Bonds 170,000 units	202,926
Wells Fargo Mortgage Backed Securities Due 5/25/2036	Collateralized Mortgage Obligations 228,971 units	200,583
Fannie Mae Pool 5.5% Due 2/1/2036	Government Mortgage Backed Securities 190,738 units	200,027
Ginnie Mae II Jumbos 4.5% 30 Years	Government Mortgage Backed Securities 200,000 units	199,813
Fannie Mae Pool 5.5% Due 12/1/2037	Government Mortgage Backed Securities 184,968 units	193,831
Alternative Loan Trust Floating Rate Due 7/25/2036	Collateralized Mortgage Obligations 432,641 units	193,164
Indymac MBS Inc. Passthrough Due 12/31/2040	Collateralized Mortgage Obligations 346,351 units	192,357
British Telecommunications PLC 9.125% Due 12/15/2030	Corporate Bonds 150,000 units	191,132
Devon Energy Corporation 7.95% Due 4/15/2032	Corporate Bonds 150,000 units	190,689
Pfizer Inc. Note 6.2% Due 3/15/2019	Corporate Bonds 170,000 units	188,976
WaMu Mortgage Securities Corporation Variable Rate Due 12/25/2044	Collateralized Mortgage Obligations 303,351 units	187,688
Firstenergy Corporation 3.75% Due 11/15/2031	Corporate Bonds 170,000 units	184,263
US Treasury Notes 4% Due 8/15/2018	Government Bonds 180,000 units	183,839
Cwalt Inc. Alternative Loan Trust Due 8/25/2035	Collateralized Mortgage Obligations 405,426 units	179,096
Master Specialized Loan Trust Due 5/25/2037	Asset Backed Securities 301,459 units	177,703
Merrill Lynch First Franklin Mortgage Loan Trust Due 10/25/2037*	Asset Backed Securities 288,578 units	175,241
Deutsche Telekom International 5.75% Due 3/23/2016	Corporate Bonds 165,000 units	175,206
Ginnie Mae Due 2/25/2031	Government Mortgage Backed Securities 287,624 units	173,577
Alternative Loan Trust Mortgage Due 8/25/2046	Collateralized Mortgage Obligations 348,104 units	173,173

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Master Adjustable Rate Mortgage Trust Mortgage Passthrough Due 5/25/2047	Collateralized Mortgage Obligations 364,498 units	172,375
RAAC Trust Series 2007 Mortgage Pass-Throughs Class A Variable Rate Due 2/25/2046	Collateralized Mortgage Obligations 341,441 units	170,695
Barclays Bank PLC Series 5.2% Due 7/10/2014	Corporate Bonds 160,000 units	169,601
American International Group Inc. 8.25% Due 8/15/2018	Corporate Bonds 180,000 units	168,993
Oncor Electric Delivery Company 6.8% Due 9/1/2018	Corporate Bonds 150,000 units	166,617
AES Corporation 8.0% Due 10/15/2017	Corporate Bonds 160,000 units	164,200
Duke Energy Corporation 5.625% Due 11/30/2012	Corporate Bonds 150,000 units	163,756
Harborview Mortgage Loan Trust Mortgage Passthrough Due 11/25/2047	Collateralized Mortgage Obligations 285,240 units	163,223
American Home Mortgage Assets Trust Due 9/25/2046	Collateralized Mortgage Obligations 336,870 units	162,685
Ford Motor Company 12.0% Due 5/15/2015	Corporate Bonds 140,000 units	162,348
Glaxosmithkline Capital Inc. 5.65% Due 5/15/2018	Corporate Bonds 150,000 units	161,789
Altria Group Inc. 8.5% Due 11/10/2013	Corporate Bonds 140,000 units	161,788
Countrywide Financial Corporation 5.8% Due 6/7/2012	Corporate Bonds 150,000 units	159,227
Morgan Stanley Notes 5.625% Due 1/9/2012	Corporate Bonds 150,000 units	158,298
American Home Mortgage Investment Trust Floating Rate Due 3/25/2047	Collateralized Mortgage Obligations 353,919 units	158,248
Pacific Gas & Electric Company 6.05% Due 3/1/2034	Corporate Bonds 150,000 units	156,605
General Electric Capital Corporation Variable Rate Due 11/15/2067	Corporate Bonds 180,000 units	156,150
Wellpoint Inc. 5.875% Due 6/15/2017	Corporate Bonds 150,000 units	154,538
Royal KPN NV 8.375% Due 10/1/2030	Corporate Bonds 120,000 units	150,357
Hertz Vehicle Financing LLC 5.29% Due 3/25/2016	Asset Backed Securities 150,000 units	149,661
US Treasury Notes 3.25% Due 12/31/2016	Government Bonds 150,000 units	148,734
UnitedHealth Group Inc. 4.875% Due 2/15/2013	Corporate Bonds 140,000 units	146,477
Telecom Italia Capital 5.25% Due 10/1/2015	Corporate Bonds 140,000 units	146,377
Fortune Brands Inc. 5.125% Due 01/15/2011	Corporate Bonds 140,000 units	144,395
Time Warner Cable Inc. 7.3% Due 7/1/2038	Corporate Bonds 130,000 units	144,120
TNK-BP Finance SA 7.875% Due 3/13/2018	Corporate Bonds 140,000 units	143,850
Master Specialized Loan Trust Variable Rate Due 1/25/2036	Asset Backed Securities 227,377 units	143,508
Citigroup Inc. 6.01% Due 1/15/2015	Corporate Bonds 140,000 units	142,954
Vale Overseas Ltd. 6.875% Due 11/21/2036	Corporate Bonds 140,000 units	139,883
Nordea Bank AG 3.7% Due 11/13/2014	Corporate Bonds 140,000 units	139,730
Royal Bank of Scotland 6.4% Due 10/21/2019	Corporate Bonds 140,000 units	139,551
Federal Home Loan Bank 1% Due 12/28/2011	Government Bonds 140,000 units	139,412
Truman Capital Mortgage Loan Trust Floating Rate Due 3/25/2036	Asset Backed Securities 269,371 units	138,088
Federal Home Loan Mortgage Corporation Pool 5.5% Due 11/1/2035	Government Mortgage Backed Securities 131,011 units	137,739

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Verizon Communications Inc. 6.4% Due 2/15/2038	Corporate Bonds 130,000 units	135,903
Teachers Insurance 6.85% Due 12/16/2039	Corporate Bonds 130,000 units	134,386
Bayview Commercial Asset Trust Variable Rate Due 1/25/2036	Collateralized Mortgage Obligations 209,620 units	131,912
Cwalt Inc. Alternative Loan Trust Due 10/25/2036	Collateralized Mortgage Obligations 267,633 units	130,838
BP Capital Markets PLC 5.25% Due 11/07/2013	Corporate Bonds 120,000 units	130,707
Lehman XS Trust Series Variable Rate Due 5/25/2036	Collateralized Mortgage Obligations 199,140 units	130,556
Dominion Resources Inc. 5.7% Due 9/17/2012	Corporate Bonds 120,000 units	129,673
Reynolds American Inc. 6.75% Due 6/15/2017	Corporate Bonds 125,000 units	129,451
Cl 1A-1B Floating Rate Due 7/25/2047	Collateralized Mortgage Obligations 427,974 units	126,830
Daimlerchrysler North American Holding Corporation 5.875% Due 3/15/2011	Corporate Bonds 120,000 units	125,469
GMAC LLC	Corporate Bonds 139,000 units	125,100
XTO Energy Inc. 7.5% Due 4/15/2012	Corporate Bonds 110,000 units	122,654
Goldman Sachs Group Inc. 4.5% Due 6/15/2010	Corporate Bonds 120,000 units	122,163
GS Mortgage Securities Corporation Variable Rate Due 3/25/2035	Collateralized Mortgage Obligations 168,763 units	122,155
Indymac Index Mortgage Loan Trust Due 8/25/2037	Collateralized Mortgage Obligations 230,418 units	119,886
Citigroup Inc. 6.875% Due 3/5/2038	Corporate Bonds 120,000 units	119,762
Federal Home Loan Mortgage Corporation 1.375% Due 1/19/2013	Government Bonds 120,000 units	117,922
Icici Bank 6.375% Due 4/30/2022	Corporate Bonds 130,000 units	115,900
Thornburg Mortgage Securities Trust 6.201% Due 9/25/2037	Collateralized Mortgage Obligations 144,820 units	115,729
Federal Agricultural Mortgage Corporation 3.875% Due 8/19/2011	Government Bonds 110,000 units	114,953
HSBC Bank PLC 6.299% Due 5/17/2017	Corporate Bonds 120,000 units	111,420
Thornburg Mortgage Securities Trust Mortgage Passthrough Due 9/25/2037	Collateralized Mortgage Obligations 138,144 units	110,348
US Treasury Bonds 6.375% Due 8/15/2027	Government Bonds 90,000 units	109,913
Roche Holdings Inc. 6% Due 3/1/2019	Corporate Bonds 100,000 units	109,885
Rio Tinto Finance USA Ltd. 6.5% Due 7/15/2018	Corporate Bonds 100,000 units	109,848
XTO Energy Inc. 5.5% Due 6/15/2018	Corporate Bonds 100,000 units	106,667
CVS Caremark Corporation 6.943% Due 01/10/2030	Corporate Bonds 105,686 units	106,241
Ginnie Mae Jumbo Mortgages 6.0% 30 Years	Government Mortgage Backed Securities 100,000 units	105,906
Province of Ontario, Canada 4.0% Due 10/7/2019	Municipal/Provincial Bonds 110,000 units	105,330
Federal Home Loan Mortgage Corporation Gold Pool 5.5%	Government Mortgage Backed Securities 100,000 units	104,750
Amerada Hess Corporation 7.3% Due 8/15/2031	Corporate Bonds 90,000 units	102,275
Vedanta Resources PLC 8.75% Due 1/15/2014	Corporate Bonds 100,000 units	102,250
Commonwealth Bank of Australia 3.75% Due 10/15/2014	Corporate Bonds 100,000 units	100,243
Cash Goldman Sachs	Other 100,000 units	100,000

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Bank of America Mortgage Inc. 2005-6 Class A-4 5.179576% Due 09/10/2047*	Commercial Mortgage-Backed Securities 100,000 units	98,208
WaMu Mortgage Passthrough Floating Rate Due 5/25/2047	Collateralized Mortgage Obligations 403,721 units	97,665
Rabobank Nederland NV Variable Rate Perpetual due 12/29/2049-06/30/2019	Corporate Bonds 80,000 units	97,540
Merrill Lynch Motgage 2005-Cip1 Mortgage Passthrough Class A-4 5.047% 07/12/2015*	Commercial Mortgage-Backed Securities 100,000 units	97,187
GMAC Commercial Mortgage Securities 5.238% Due 11/10/2045	Commercial Mortgage-Backed Securities 100,000 units	96,967
Bank of America Corporation Floating Rate Due 12/29/2049*	Corporate Bonds 100,000 units	96,274
Royal KPN NV 8.0% Due 10/1/2010	Corporate Bonds 90,000 units	94,500
Bear Stearns Companies Inc. 7.25% Due 2/1/2018	Corporate Bonds 80,000 units	91,828
Travelers Companies Inc. 6.25% Due 3/15/2067	Corporate Bonds 100,000 units	91,099
Citigroup Inc. 6.125% Due 11/21/2017	Corporate Bonds 90,000 units	90,718
Suntrust Capital VII 6.1% Due 12/15/2036	Corporate Bonds 130,000 units	90,547
American Express Company Floating Rate Due 9/1/2016	Corporate Bonds 100,000 units	89,500
Apache Corporation 6.0% Due 9/15/2013	Corporate Bonds 80,000 units	88,522
American Express Company 7.0% Due 3/19/2018	Corporate Bonds 80,000 units	88,102
Time Warner Cable Inc. 6.75% Due 7/1/2018	Corporate Bonds 80,000 units	87,885
Dominion Resources Inc. 8.875% Due 1/15/2019	Corporate Bonds 70,000 units	87,235
Conoco Funding Company 6.35% Due 10/15/2011	Corporate Bonds 80,000 units	87,037
Wells Fargo Capital 5.95% Due 12/15/2086	Corporate Bonds 100,000 units	87,000
Boeing Company Series 6 Due 03/15/2019	Corporate Bonds 80,000 units	86,813
Time Warner Cable Inc. 8.75% Due 2/14/2019	Corporate Bonds 70,000 units	85,314
Apache Corporation 6.0% Due 1/15/2037	Corporate Bonds 80,000 units	85,124
California State 7.3% Due 10/1/2039 Taxable	Municipal/Provincial Bonds 90,000 units	85,057
BB&T Corporation 6.5 Due 08/1/2011	Corporate Bonds 80,000 units	84,968
Anheuser-Busch InBev Worldwide Inc. 5.375% Due 11/15/2014	Corporate Bonds 80,000 units	84,700
Cleveland Electric Illuminating Company 5.65% Due 12/15/2013	Corporate Bonds 80,000 units	84,639
Alcoa Inc. 6.0% Due 7/15/2013	Corporate Bonds 80,000 units	84,275
Delta Airlines Inc. 6.821% Due 8/10/2022	Corporate Bonds 87,535 units	83,596
Nelnet Student Loan Trust Floating Rate Due 4/25/2024	Asset Backed Securities 80,000 units	83,520
Wyeth 5.95% Due 4/1/2037	Corporate Bonds 80,000 units	83,422
Credit Suisse First Boston Mortgage Securities Corporation Variable Rate Due 11/25/2031	Collateralized Mortgage Obligations 92,009 units	82,828
Fannie Mae Pool 5.5% Due 6/1/2036	Government Mortgage Backed Securities 77,362 units	81,310
Tennessee Valley Authority Global Power Bond 2009 Series C 5.25% Due 09/15/2039	Government Bonds 80,000 units	79,268
US Treasury Bonds 1.75% Due 1/15/2028	Index Linked Government Bonds 80,000 units	79,157
Cwalt Inc. Floating Rate Due 8/25/2035	Collateralized Mortgage Obligations 153,303 units	77,098
Kaupthing Bank 7.625% Due 12/31/2040	Corporate Bonds 310,000 units	76,725

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Wells Fargo Mortgage Backed Securities Due 5/25/2033	Collateralized Mortgage Obligations 77,661 units	76,571
Petrobras International Finance Company 6.125% Due 10/6/2016	Corporate Bonds 70,000 units	75,075
Kinder Morgan Energy Partners 6.0% Due 2/1/2017	Corporate Bonds 70,000 units	73,494
Time Warner Cable 6.75% Due 06/15/2039	Corporate Bonds 70,000 units	73,311
Time Warner Entertainment Company 8.375% Due 7/15/2033	Corporate Bonds 60,000 units	71,726
Fannie Mae Due 4/18/2036	Government Bonds 70,000 units	71,632
Toyota Motor Credit Corporation Medium Term Notes Book Tranche # Tr 00727 Variable Rate Due 04/07/2010	Corporate Bonds 70,000 units	69,998
MASTR Adjustable Rate Mortgages Trust Due 11/25/2035	Collateralized Mortgage Obligations 122,802 units	68,975
HCA Inc. 9.625% Due 11/15/2016	Corporate Bonds 63,112 units	68,319
Structured Assets Mortgage Investments II Inc. Mortgage Passthrough Due 8/25/2036	Collateralized Mortgage Obligations 136,517 units	66,019
US Treasury Inflation Indexed Bonds 2.0% Due 1/15/2026	Index Linked Government Bonds 60,000 units	65,629
Bear Stearns Alternative Trust Floating Rate Due 11/25/2034	Collateralized Mortgage Obligations 76,339 units	64,368
RBSGC Mortgage Loan Trust Mortgage Passthrough Due 1/25/2037	Collateralized Mortgage Obligations 130,727 units	64,305
Wells Fargo Capital Due 12/29/2049	Corporate Bonds 60,000 units	64,200
Citigroup Inc. 6.375% Due 08/12/2014	Corporate Bonds 60,000 units	62,814
Terwin Mortgage Trust 2006 Variable Rate Due 10/25/2037	Asset Backed Securities 62,265 units	62,294
Realogy Corporation 12.375% Due 4/15/2015	Corporate Bonds 80,000 units	62,200
America Movil SAB de CV 5.625% Due 11/15/2017	Corporate Bonds 60,000 units	62,120
Anheuser-Busch InBev Worldwide Inc. 5.375% Due 1/15/2020	Corporate Bonds 60,000 units	61,216
Countrywide Financial Corporation 6.25% Due 5/15/2016	Corporate Bonds 60,000 units	61,030
Boeing Capital Corporation 4.7% Due 10/27/2019	Corporate Bonds 60,000 units	58,536
Shinsei Finance (Cayman) Limited Variable Rate Due 7/20/2016	Corporate Bonds 100,000 units	58,250
Resona Preferred Global Securities Cayman Ltd. Due 12/29/2049	Corporate Bonds 70,000 units	57,255
Bear Stearns Alternative Trust 5.283% Due 5/25/2035	Collateralized Mortgage Obligations 99,561 units	56,385
Global Network Technology 7.375% Due 9/1/2012	Corporate Bonds 50,000 units	56,361
Securitized Asset Backed Receivables LLC	Asset Backed Securities 125,383 units	55,387
Class I-A1 Variable Rate 06/25/2037	Asset Backed Securities 95,874 units	55,059
Goldman Sachs Capital Floating Rate Due 12/29/2049	Corporate Bonds 70,000 units	54,250
Goldman Sachs Group Inc. 6.15% Due 4/1/2018	Corporate Bonds 50,000 units	53,525

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Cwheq Revolving Home Equity Loan Trust Series 20 Due 11-15-2036	Asset Backed Securities 84,288 units	51,038
Citigroup Inc. 5.5% Due 10/15/2014	Corporate Bonds 50,000 units	50,627
AIFUL Corporation 6.0% Due 12/12/2011	Corporate Bonds 70,000 units	49,700
FMC Finance III SA 6.875% Due 7/15/2017	Corporate Bonds 50,000 units	49,625
Gsamp Trust Floating Rate Due 2/25/2037	Asset Backed Securities 100,000 units	46,365
Telecom Italia Capital 6.999% Due 6/4/2018	Corporate Bonds 40,000 units	44,012
Petrobras International Finance Company 5.75% Due 1/20/2020	Corporate Bonds 42,000 units	42,726
Allstate Life Insurance Corporation 5.375% Due 4/30/2013	Corporate Bonds 40,000 units	42,699
TXU Corporation 5.55% Due 11/15/2014	Corporate Bonds 60,000 units	42,552
Wells Fargo & Company 5.3% Due 8/26/2011	Corporate Bonds 40,000 units	42,363
BP Capital Markets PLC 3.875% Due 03/10/2015	Corporate Bonds 40,000 units	41,097
Verizon Communications Inc. 8.95% Due 3/1/2039	Corporate Bonds 30,000 units	40,592
NRG Energy Inc. 7.375% Due 2/1/2016	Corporate Bonds 40,000 units	40,050
Interest Rate Swap 3M LIBOR 3.25%	Derivatives 720,000 units	39,900
Commonwealth Bank of Australia 5.0% Due 10/15/2019	Corporate Bonds 40,000 units	39,713
Interest Rate Swap 3M LIBOR 3.25%	Derivatives 710,000 units	39,346
Interest Rate Swap 3M LIBOR 3.6%	Derivatives 710,000 units	39,346
Echostar DBS Corporation 7.75% Due 5/31/2015	Corporate Bonds 35,000 units	36,663
Time Warner Cable Inc. 8.25% Due 4/1/2019	Corporate Bonds 30,000 units	35,733
Chesapeake Energy Corporation 7.25% Due 12/15/2018	Corporate Bonds 35,000 units	35,263
OPTI Canada Inc. 7.875% Due 12/15/2014	Corporate Bonds 40,000 units	32,800
TXU Corporation 6.55% Due 11/15/2034	Corporate Bonds 70,000 units	32,453
Pacific Gas & Electric Company 5.625% Due 11/30/2017	Corporate Bonds 30,000 units	32,030
Interest Rate Swap 3M LIBOR 3.25%	Derivatives 800,000 units	31,555
American Express Company 6.15% Due 8/28/2017	Corporate Bonds 30,000 units	31,353
Northwest Airlines Passthrough Trust 7.575% Due 3/1/2019	Asset Backed Securities 34,502 units	31,052
Community Health Systems Inc. 8.875% Due 7/15/2015	Corporate Bonds 30,000 units	31,050
Humana Inc. 7.214% Due 6/15/2018	Corporate Bonds 30,000 units	30,682
Indymac Inda Mortgage Loan Trust Due 11/25/2037	Collateralized Mortgage Obligations 44,112 units	30,605
Windstream Corporation 8.625% Due 8/1/2016	Corporate Bonds 30,000 units	30,525
AES Corporation 7.75% Due 10/15/2015	Corporate Bonds 30,000 units	30,450
Boeing Company Sr 4.875% Due 02/15/2020	Corporate Bonds 30,000 units	30,081
Verizon Communications Inc. 6.1% Due 4/15/2018	Corporate Bonds 25,000 units	27,173
Dynegy Holdings Inc. 7.75% Due 6/1/2019	Corporate Bonds 30,000 units	26,025
GMAC Inc. Perpetual Preferred Series G	Preferred Stock 39 units	25,706
Kinder Morgan Energy Partners 7.125% Due 3/15/2012	Corporate Bonds 20,000 units	21,809
Morgan Stanley 6.6% Due 4/1/2012	Corporate Bonds 20,000 units	21,760

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Enterprise Products Operating, LP 6.3% Due 9/15/2017	Corporate Bonds 20,000 units	21,530
Wisconsin Power & Light Company 6.375% Due 8/15/2037	Corporate Bonds 20,000 units	21,311
GMAC LLC	Corporate Bonds 22,000 units	21,230
Kinder Morgan Energy Partners 5.95% Due 2/15/2018	Corporate Bonds 20,000 units	21,184
Glitnir Banki HF Medium Term In Default 6.375% Due 9/25/2012	Corporate Bonds 100,000 units	21,000
General Motors Corporation 8.375% Due 7/15/2033	Corporate Bonds 70,000 units	18,900
Citigroup Inc. 5.875% Due 5/29/2037	Corporate Bonds 20,000 units	17,624
US Treasury Inflation Indexed Bonds 3.875% Due 4/15/2029	Index Linked Government Bonds 10,000 units	16,921
American International Group Inc. 5.85% Due 1/16/2018	Corporate Bonds 20,000 units	16,411
Lehman XS Trust Series .45938% Due 8/25/2046	Asset Backed Securities 16,987 units	15,246
Cwalt Inc. Countrywide Alternative Loan Trust 7/25/2035	Collateralized Mortgage Obligations 26,073 units	14,102
GMAC Inc. 8.0% Due 12/31/2018	Corporate Bonds 15,000 units	13,200
Wamco OTC Receivable From Lehman	Other 12,149 units	12,148
Amerada Hess Corporation 7.875% Due 10/1/2029	Corporate Bonds 10,000 units	11,994
XTO Energy Inc. 6.25% Due 8/1/2017	Corporate Bonds 10,000 units	11,323
Wal-Mart Stores Inc. 6.2% Due 4/15/2038	Corporate Bonds 10,000 units	11,028
Kroger Company 6.15% Due 1/15/2020	Corporate Bonds 10,000 units	10,702
News America Inc. 6.65% Due 1/15/2037	Corporate Bonds 10,000 units	10,563
Bear Stearns Asset Backed Securities Trust Adjustable Rate Due 12/25/2033	Asset Backed Securities 12,558 units	10,542
AT&T Inc. 6.4% Due 5/15/2038	Corporate Bonds 10,000 units	10,277
TI Acquisitions Inc. 10.5% Due 1/15/2015	Corporate Bonds 10,000 units	9,563
Citigroup Inc. 6.125% Due 8/25/2036	Corporate Bonds 10,000 units	8,576
Western Asset Management Company	Cash and Short Term Investments	8,537
OPTI Canada Inc. 8.25% Due 12/15/2014	Corporate Bonds 10,000 units	8,238
BAC Capital Trust 5.63% Due 3/15/2043	Corporate Bonds 10,000 units	6,900
Federal Home Loan Mortgage Corporation Floating Rate	Preferred Stock 6,125 units	6,431
Lehman Brothers Holdings Inc. 6.2% Due 9/26/2014	Corporate Bonds 30,000 units	5,850
NRG Energy Inc. 7.25% Due 2/1/2014	Corporate Bonds 5,000 units	5,063
Fannie Mae	Preferred Stock 4,550 units	5,005
Ace Securities Corporation Series 2006-ASL1 Class A Due 2/25/2036	Asset Backed Securities 26,077 units	4,776
Interest Rate Swap Constant Maturity Mortgage/Constant Maturity Swap 10 year	Derivatives 3,100,000 units	2,873
Interest Rate Swap Constant Maturity Mortgage/Constant Maturity Swap 10 year	Derivatives 2,000,000 units	2,835
Residential Asset Mortgage Products Inc. Floating Rate Due 3/25/2033	Asset Backed Securities 3,172 units	2,011

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Credit Default Swap Basket Investment Grade High Volatility Series 10	Derivatives 93,333 units	1,648
Credit Default Swap Basket Investment Grade High Volatility Series 10	Derivatives 93,333 units	1,648
Credit Default Swap Basket Investment Grade High Volatility Series 10	Derivatives 93,333 units	1,648
General Motors Corporation	Convertible Equity 200 units	1,124
Fannie Mae	Preferred Stock 200 units	270
Lehman Brothers Holdings Inc. 6.5% Due 7/19/2017	Corporate Bonds 180,000 units	54
Lehman Brothers Holdings Inc. 6.75% Due 12/28/2017	Corporate Bonds 130,000 units	39
Lehman Brothers Holdings Inc. 5.857%	Corporate Bonds 10,000 units	3
Future September 2010	Derivatives 22 units	—
Future 5 year Treasury Note March 2010	Derivatives 45 units	—
Future 2 year Treasury Note March 2010	Derivatives 2 units	—

Total Fixed Income Asset Class			125,081,255
High Yield Asset Class:
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Common Collective Trust 3,349,506 units	3,349,506
Blackrock High Yield Bond Fund*	Mutual fund 5,474,719 shares	38,377,783

Total High Yield Asset Class			41,727,289
Inflation Protection Asset Class:
Northern Trust Global Investments Collective Daily Tips Index Fund - Non Lending*	Common Collective Trust 12,156 units	1,323,962
Vanguard Inflation Protected Fund	Mutual fund 493,167 shares	12,156,574

Total Inflation Protection Asset Class			13,480,536
International Growth Asset Class:
Northern Trust Global Investments Collective Daily EAFE Index Fund*	Common Collective Trust 29,098 units	5,702,082
BHP Billiton PLC	Common Stock 109,070 shares	3,513,826
Nestle SA	Common Stock 59,220 shares	2,875,786
Novartis AG	Common Stock 48,705 shares	2,661,990
Unilever NV	Common Stock 76,530 shares	2,497,982
Rio Tinto	Common Stock 40,713 shares	2,228,769
Goldcorp Inc.	Common Stock 55,790 shares	2,194,779
British American Tobacco	Common Stock 67,321 shares	2,192,204
Mitsubishi Corporation	Common Stock 87,700 shares	2,171,422
Telefonica SA	Common Stock 74,450 shares	2,085,071
Standard Chartered	Common Stock 78,555 shares	1,997,959
Samsung Electronic	Common Stock 5,745 shares	1,987,770
Anheuser-Busch International Beverage NV	Common Stock 35,297 shares	1,843,129
Galp Energia	Common Stock 106,030 shares	1,837,689
Industrial & Commercial Bank of China	Common Stock 2,184,000 shares	1,813,886
Sun Hung Kai Properties	Common Stock 120,000 shares	1,799,834
Teva Pharmaceuticals Industries Ltd.	Common Stock 31,325 shares	1,759,839
Banco Bradesco SA	Preferred Stock 80,600 shares	1,682,557
Bayer AG	Common Stock 20,735 shares	1,664,784

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
ABB Ltd.	Common Stock 85,170 shares	1,642,844
HDFC Bank Ltd.	Common Stock 12,400 shares	1,612,992
Xstrata PLC	Common Stock 86,460 shares	1,565,139
Canadian National Railways	Common Stock 26,820 shares	1,466,933
BASF SE	Common Stock 21,620 shares	1,348,099
Roche Holdings AG	Common Stock 7,830 shares	1,331,573
Rakuten Inc.	Common Stock 1,726 shares	1,310,792
Tele2 AB Series B	Common Stock 83,670 shares	1,291,359
Tesco Corporation	Common Stock 185,100 shares	1,279,329
Holcim	Common Stock 16,270 shares	1,266,975
JFE Holdings Inc.	Common Stock 32,000 shares	1,254,632
DnB NOR ASA	Common Stock 112,850 shares	1,225,824
China Overseas Land & Investment Ltd.	Common Stock 564,000 shares	1,192,873
Technip	Common Stock 16,730 shares	1,185,766
Chunghwa Telecom Company Ltd.	Common Stock 62,013 shares	1,151,581
Philips Electronics	Common Stock 38,350 shares	1,137,869
Toshiba Corporation	Common Stock 207,000 shares	1,136,226
Commonwealth Bank Of Australia	Common Stock 22,850 shares	1,127,176
Swatch Group	Common Stock 4,430 shares	1,122,338
Wilmar International Ltd.	Common Stock 244,000 shares	1,117,504
Nissan Motor Company Ltd.	Common Stock 124,700 shares	1,084,988
Banco Santander	Common Stock 64,770 shares	1,073,327
Genting Singapore PLC	Common Stock 1,132,000 shares	1,048,185
Infosys Technologies Ltd.	Common Stock 18,495 shares	1,022,219
AMEC	Common Stock 78,645 shares	1,005,839
Denso Corporation	Common Stock 33,500 shares	1,000,376
Telenor ASA	Common Stock 69,600 shares	976,506
Asahi Glass Company	Common Stock 102,000 shares	961,985
ASML Holdings	Common Stock 27,760 shares	955,888
Vedanta Resources PLC	Common Stock 22,320 shares	941,094
Larsen & Toubro Ltd.	Common Stock 25,540 shares	936,041
Astrazeneca	Common Stock 19,770 shares	929,194
DDS Group Holdings	Common Stock 84,000 shares	921,400
BP	Common Stock 94,095 shares	911,696
Prudential	Common Stock 86,770 shares	896,771
Daimlerchrysler	Common Stock 16,210 shares	865,869
Seadrill Ltd.	Common Stock 32,900 shares	842,889
Bombardier Inc. Class B	Common Stock 174,400 shares	798,512
McKinley International	Cash and Short Term Investments	763,705
Canon Inc.	Common Stock 17,300 shares	726,602
Honda Motor Company	Common Stock 21,400 shares	714,904
Cyrela Brazil Realty SA Empreendimentos	Common Stock 50,600 shares	707,535
Check Point Software Technologies	Common Stock 19,360 shares	655,917
Swire Pacific	Common Stock 48,500 shares	587,951
Electrolux AB Series B	Common Stock 22,520 shares	528,298
Redecard SA	Common Stock 31,000 shares	514,829
Atlas Copco AB Series A	Common Stock 34,250 shares	505,108
Trina Solar Ltd.	Common Stock 8,980 shares	484,651
Shire PLC	Common Stock 21,740 shares	424,793
FLSmidth & Company A/S Series B	Common Stock 5,780 shares	409,016

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Aixtron AG	Common Stock 11,710 shares	394,822
Taiyo Yuden Company Ltd.	Common Stock 26,000 shares	333,466
Perfect World Company Ltd. Class B	Common Stock 8,070 shares	318,281
SBM Offshore NV	Common Stock 15,240 shares	301,199
China Railway Group Ltd.	Common Stock 353,000 shares	274,969
Stora Enso Oyj Series R	Common Stock 38,960 shares	272,782

Total International Growth Asset Class			96,370,789
International Value Asset Class:
Northern Trust Global Investments Collective Daily EAFE Index Fund*	Common Collective Trust 75,092 units	14,714,780
Dodge & Cox International Fund	Mutual fund 4,168,351 shares	132,761,979

Total International Value Asset Class			147,476,759
Large Cap Growth Asset Class:
Northern Trust Global Investments Collective Daily Russell 1000 Growth Index Fund - Non Lending*	Common Collective Trust 73,121 units	9,832,225
Apple Inc.	Common Stock 43,567 shares	9,186,537
Google Inc. Class A	Common Stock 13,289 shares	8,238,913
Cisco Systems Inc.	Common Stock 304,300 shares	7,284,941
Microsoft Corporation	Common Stock 223,766 shares	6,822,624
Amazon.com Inc.	Common Stock 40,668 shares	5,470,659
Broadcom Corporation Class A	Common Stock 160,709 shares	5,054,298
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Common Collective Trust 5,036,168 units	5,036,168
Goldman Sachs Group Inc.	Common Stock 29,246 shares	4,937,894
Visa Inc. Class A	Common Stock 55,947 shares	4,893,123
3M Company	Common Stock 57,809 shares	4,779,069
EMC Corporation	Common Stock 271,906 shares	4,750,197
Blackrock Inc.*	Common Stock 19,880 shares	4,616,136
Oracle Corporation	Common Stock 178,388 shares	4,377,641
Hewlett Packard Company	Common Stock 81,344 shares	4,190,029
Freeport-McMoran Copper & Gold Inc.	Common Stock 47,147 shares	3,785,433
Ebay Inc.	Common Stock 156,934 shares	3,694,227
Franklin Resources Inc.	Common Stock 34,972 shares	3,684,300
Southwestern Energy	Common Stock 75,223 shares	3,625,749
Starbucks Corporation	Common Stock 145,689 shares	3,359,589
Nordstrom Inc.	Common Stock 87,344 shares	3,282,388
International Business Machines Corporation	Common Stock 24,155 shares	3,161,890
priceline.com Inc.	Common Stock 13,978 shares	3,054,193
Cameron International Corporation	Common Stock 72,940 shares	3,048,892
Marvell Technology Group	Common Stock 145,308 shares	3,015,141
Cognizant Technology Solutions Corporation Class A	Common Stock 65,013 shares	2,945,089
Philip Morris International Inc.	Common Stock 59,530 shares	2,868,751
Express Scripts Inc.	Common Stock 32,545 shares	2,813,516
Qualcomm Inc.	Common Stock 57,815 shares	2,674,522
Comcast Corporation Class A	Common Stock 151,360 shares	2,551,930
Gilead Sciences Inc.	Common Stock 55,440 shares	2,399,444

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
JP Morgan Chase & Company	Common Stock 54,121 shares	2,255,222
McDonalds Corporation	Common Stock 35,900 shares	2,241,596
Bristol-Myers Squibb Company	Common Stock 84,600 shares	2,136,150
Deere & Company	Common Stock 38,965 shares	2,107,617
Lincare Holdings Inc.	Common Stock 55,480 shares	2,059,418
Alpha Natural Resources Inc.	Common Stock 47,390 shares	2,055,778
BMC Software Inc.	Common Stock 49,480 shares	1,984,148
Texas Instruments Inc.	Common Stock 75,490 shares	1,967,269
Merck & Company Inc.	Common Stock 52,676 shares	1,924,781
CNA Financial Corporation	Common Stock 79,330 shares	1,903,920
Raytheon Company	Common Stock 36,940 shares	1,903,149
Kimberly-Clark Corporation	Common Stock 29,800 shares	1,898,558
Colgate-Palmolive Company	Common Stock 22,540 shares	1,851,661
McKesson Corporation	Common Stock 29,510 shares	1,844,375
Scotts Miracle-Gro Company Class A	Common Stock 46,620 shares	1,832,632
C H Robinson Worldwide Inc.	Common Stock 31,130 shares	1,828,265
Flowserve Corporation	Common Stock 18,930 shares	1,789,453
PepsiCo Inc.	Common Stock 28,460 shares	1,730,368
Urban Outfitters Inc.	Common Stock 49,394 shares	1,728,296
Joy Global Inc.	Common Stock 33,370 shares	1,721,558
Tiffany & Company	Common Stock 39,142 shares	1,683,106
Walgreen Company	Common Stock 45,660 shares	1,676,635
Mylan Inc.	Common Stock 90,912 shares	1,675,508
Owens-Illinois Inc.	Common Stock 50,770 shares	1,668,810
Allergan Inc.	Common Stock 26,066 shares	1,642,419
Polo Ralph Lauren Corporation Class A	Common Stock 20,110 shares	1,628,508
Medco Health Solutions Inc.	Common Stock 25,201 shares	1,610,596
Life Technologies Corporation	Common Stock 30,090 shares	1,571,601
Wal-Mart Stores Inc.	Common Stock 28,660 shares	1,531,877
Occidental Petroleum Corporation	Common Stock 18,790 shares	1,528,567
Masco Corporation	Common Stock 105,890 shares	1,462,341
Intel Corporation	Common Stock 68,480 shares	1,396,992
Alcon Inc.	Common Stock 8,360 shares	1,373,966
American Tower Corporation Class A	Common Stock 31,680 shares	1,368,893
Transocean Ltd.	Common Stock 16,070 shares	1,330,596
Praxair Inc.	Common Stock 16,310 shares	1,309,856
Cummins Inc.	Common Stock 28,210 shares	1,293,711
Salesforce.com Inc.	Common Stock 17,196 shares	1,268,549
International Game Tech	Common Stock 65,834 shares	1,235,704
FMC Technologies Inc.	Common Stock 21,137 shares	1,222,564
Guess?, Inc.	Common Stock 28,794 shares	1,217,986
Adobe Systems Inc.	Common Stock 33,030 shares	1,214,843
Anadarko Petroleum Corporation	Common Stock 19,175 shares	1,196,904
Range Resources Corporation	Common Stock 22,918 shares	1,142,462
Teva Pharmaceuticals Industries Ltd.	Common Stock 20,040 shares	1,125,847
United Technologies Corporation	Common Stock 15,970 shares	1,108,478
Cree Inc.	Common Stock 18,428 shares	1,038,786
Brocade Communications Systems Inc.	Common Stock 133,377 shares	1,017,667
Medtronic Inc.	Common Stock 23,110 shares	1,016,378
Celgene Corporation	Common Stock 18,240 shares	1,015,603

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Danaher Corporation	Common Stock 13,240 shares	995,648
Precision Castparts Corporation	Common Stock 8,950 shares	987,633
EOG Resources Inc.	Common Stock 10,100 shares	982,730
Expeditors International of Washington Inc.	Common Stock 27,660 shares	960,632
Abbott Laboratories	Common Stock 17,580 shares	949,144
AES Corporation	Common Stock 71,060 shares	945,809
Expedia Inc.	Common Stock 36,320 shares	933,787
Discovery Communications Inc.	Common Stock 30,254 shares	927,890
Time Warner Inc.	Common Stock 31,350 shares	913,539
IntercontinentalExchange, Inc.	Common Stock 7,990 shares	897,277
General Mills Inc.	Common Stock 12,560 shares	889,374
Baxter International Inc.	Common Stock 14,280 shares	837,950
CSX Corporation	Common Stock 17,280 shares	837,907
Juniper Networks Inc.	Common Stock 31,130 shares	830,237
Check Point Software Technologies	Common Stock 24,500 shares	830,060
Carnival Corporation	Common Stock 24,490 shares	776,088
Lowes Companies Inc.	Common Stock 32,310 shares	755,731
Target Corporation	Common Stock 15,330 shares	741,512
Citrix Systems, Inc.	Common Stock 17,170 shares	714,444
ABB Ltd.	Common Stock 37,190 shares	710,329
FMC Corporation	Common Stock 12,370 shares	689,751
DIRECTV Class A	Common Stock 20,360 shares	679,006
Church & Dwight Inc.	Common Stock 11,120 shares	672,204
Avon Products Inc.	Common Stock 21,010 shares	661,815
Shire PLC	Common Stock 11,020 shares	646,874
Nike Inc. Class B	Common Stock 9,690 shares	640,218
Cliffs Natural Resources Inc.	Common Stock 13,601 shares	626,870
Walt Disney Company	Common Stock 19,390 shares	625,328
Walter Energy Inc.	Common Stock 8,236 shares	620,253
Ametek Inc.	Common Stock 15,650 shares	598,456
Netapp Inc.	Common Stock 16,040 shares	551,616
Kohl’s Corporation	Common Stock 10,220 shares	551,165
Research In Motion Ltd.	Common Stock 7,970 shares	538,294
Best Buy Inc.	Common Stock 13,160 shares	519,294
DreamWorks Animation SKG, Inc. Class A	Common Stock 12,970 shares	518,152
St. Jude Medical, Inc.	Common Stock 13,670 shares	502,783
Nvidia Corporation	Common Stock 26,800 shares	500,624
Alexion Pharmaceuticals Inc.	Common Stock 9,850 shares	480,877
Coach Inc.	Common Stock 12,960 shares	473,429
Wells Fargo & Company	Common Stock 15,175 shares	409,573
Qiagen NV	Common Stock 18,110 shares	404,215
UnitedHealth Group Inc.	Common Stock 11,150 shares	339,852
Gap Inc.	Common Stock 15,310 shares	320,745

Total Large Cap Growth Asset Class			248,764,590
Large Cap Index Asset Class:
Northern Trust Global Investments Collective Daily S&P 500 Equity Index Fund*	Common Collective Trust 8,116 units	26,182,714
Blackrock Equity Index Fund F*	Common Collective Trust 18,148,764 units	317,966,339

Total Large Cap Index Asset Class			344,149,053

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Large Cap Value Asset Class:
Northern Trust Global Investment Collective Daily Russell 1000 Value Index Fund - Non Lending*	Common Collective Trust 32,633 units	4,475,197
JP Morgan Chase & Company	Common Stock 61,492 shares	2,562,371
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Common Collective Trust 2,396,123 units	2,396,123
Total SA	Common Stock 34,494 shares	2,208,996
Hewlett Packard Company	Common Stock 37,821 shares	1,948,160
Pfizer Inc.	Common Stock 104,072 shares	1,893,070
Hess Corporation	Common Stock 28,783 shares	1,741,372
Bank Of America Corporation*	Common Stock 113,588 shares	1,710,635
DIRECTV Class A	Common Stock 50,648 shares	1,689,111
Ameriprise Financial Inc.	Common Stock 43,253 shares	1,679,081
Exxon Mobil Corporation	Common Stock 24,512 shares	1,671,473
Wells Fargo & Company	Common Stock 61,334 shares	1,655,405
Merck & Co. Inc.	Common Stock 44,220 shares	1,615,799
Northrop Grumman Corporation	Common Stock 26,278 shares	1,467,626
State Street Corporation	Common Stock 33,135 shares	1,442,698
Comcast Corporation Class A	Common Stock 83,647 shares	1,410,288
PNC Financial Services Group	Common Stock 26,666 shares	1,407,698
General Electric Company	Common Stock 92,526 shares	1,399,918
Travelers Companies Inc.	Common Stock 28,076 shares	1,399,869
UnitedHealth Group Inc.	Common Stock 44,009 shares	1,341,394
Owens-Illinois Inc.	Common Stock 39,306 shares	1,291,988
EQT Corporation	Common Stock 29,228 shares	1,283,694
Bank of New York Mellon Corporation	Common Stock 44,904 shares	1,255,965
Smith International Inc.	Common Stock 44,931 shares	1,220,775
EOG Resources Inc.	Common Stock 12,414 shares	1,207,882
Covidien PLC	Common Stock 25,190 shares	1,206,349
Medtronic Inc.	Common Stock 27,240 shares	1,198,015
Conagra Foods Inc.	Common Stock 51,441 shares	1,185,715
Vodafone Group PLC	Common Stock 50,752 shares	1,171,864
AT&T Inc.	Common Stock 40,602 shares	1,138,074
Public Service Enterprise Group Inc.	Common Stock 33,900 shares	1,127,175
Foster Wheeler Ltd.	Common Stock 37,590 shares	1,106,650
Siemens AG	Common Stock 12,061 shares	1,105,994
Johnson & Johnson	Common Stock 17,153 shares	1,104,825
Berkshire Hathaway Inc. Class B	Common Stock 336 shares	1,104,096
Oracle Corporation	Common Stock 44,779 shares	1,098,877
PepsiCo Inc.	Common Stock 18,065 shares	1,098,352
Weyerhaeuser Company	Common Stock 24,280 shares	1,047,439
US Bancorp	Common Stock 46,378 shares	1,043,969
American Electric Power Company Inc.	Common Stock 29,834 shares	1,037,925
Consol Energy Inc.	Common Stock 20,688 shares	1,030,262
Allegheny Energy Inc.	Common Stock 43,404 shares	1,019,126
Anadarko Petroleum Corporation	Common Stock 16,105 shares	1,005,274
Valero Energy Corporation	Common Stock 59,098 shares	989,892
Legg Mason Inc.	Common Stock 32,702 shares	986,292
Centurytel Inc.	Common Stock 26,978 shares	976,873

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Boston Scientific Corporation	Common Stock 108,118 shares	973,062
ABB Ltd.	Common Stock 49,508 shares	945,603
XTO Energy Inc.	Common Stock 20,255 shares	942,465
Cisco Systems Inc.	Common Stock 39,282 shares	940,411
Arcelormittal Luxembourg N Y	Common Stock 20,524 shares	938,973
International Business Machines Corporation	Common Stock 7,167 shares	938,160
CVS Caremark Corporation	Common Stock 29,088 shares	936,924
Honeywell International Inc.	Common Stock 23,896 shares	936,723
H & R Block Inc.	Common Stock 40,959 shares	926,493
Nike Inc. Class B	Common Stock 13,723 shares	906,679
Discover Financial Services	Common Stock 61,617 shares	906,386
Wal-Mart Stores Inc.	Common Stock 16,691 shares	892,134
Time Warner Inc.	Common Stock 30,203 shares	880,115
Gap Inc.	Common Stock 41,038 shares	859,746
Estee Lauder Companies Inc. Class A	Common Stock 17,527 shares	847,606
Ebay Inc.	Common Stock 35,898 shares	845,039
Applied Materials Inc.	Common Stock 60,440 shares	842,534
Bristol-Myers Squibb Company	Common Stock 33,002 shares	833,301
Goodyear Tire & Rubber Company	Common Stock 58,464 shares	824,342
Microsoft Corporation	Common Stock 23,827 shares	726,485
Harman International Industries Inc.	Common Stock 19,059 shares	672,402
Molson Coors Brewing Company Class B	Common Stock 14,201 shares	641,317
Praxair Inc.	Common Stock 7,845 shares	630,032
Fifth Third Bancorp	Common Stock 62,945 shares	613,714
Dr Pepper Snapple Group Inc.	Common Stock 20,405 shares	577,462
AOL Inc.	Common Stock 16,170 shares	376,438
Pulte Homes Inc.	Common Stock 14,816 shares	148,160

Total Large Cap Value Asset Class			87,662,332
Participant Loans*	Interest rates 4.25% - 11%		33,088,940
Participant Self-Directed Accounts	Various Investments		75,332,158
Real Estate Investment Trust (REIT) Asset Class:
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Common Collective Trust 1,725,256 units	1,725,256
Vanguard Specialized Portfolios REIT Index Fund Institutional Class	Mutual fund 3,576,866 shares	35,053,286

Total Real Estate Investment Trust (REIT) Asset Class			36,778,542
Small-Mid Cap Growth Asset Class:
Affiliated Managers Group Inc.	Common Stock 6,997 shares	471,247
Alexion Pharmaceuticals Inc.	Common Stock 5,561 shares	271,487
Alliance Data Systems Corporation	Common Stock 12,183 shares	786,900
American Superconductor Corporation	Common Stock 19,836 shares	811,292
Amylin Pharmaceuticals Inc.	Common Stock 15,156 shares	215,064
Ansys Inc.	Common Stock 10,456 shares	454,418
Arena Resources Inc.	Common Stock 8,683 shares	374,411
Athenahealth Inc.	Common Stock 4,592 shares	207,742
Auxilium Pharmaceuticals Inc.	Common Stock 5,100 shares	152,898

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Beckman Coulter Inc.	Common Stock 5,664 shares	370,652
Biomarin Pharmaceutical Inc.	Common Stock 11,104 shares	208,866
Blackboard Inc.	Common Stock 10,620 shares	482,042
Blue Coat Systems Inc.	Common Stock 11,069 shares	315,909
Bucyrus International Inc. Class A	Common Stock 6,484 shares	365,503
Catalyst Health Solutions Inc.	Common Stock 6,784 shares	247,412
Cerner Corporation	Common Stock 3,070 shares	253,091
Chipotle Mexican Grill Inc.	Common Stock 4,497 shares	396,456
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Common Collective Trust 1,773,313 units	1,773,313
Commvault Systems Inc.	Common Stock 13,666 shares	323,748
Comstock Resources Inc.	Common Stock 6,172 shares	250,398
Conceptus Inc.	Common Stock 22,981 shares	431,124
Concho Resources Inc.	Common Stock 4,835 shares	217,092
Cyberonics Inc.	Common Stock 6,778 shares	138,542
Cymer Inc.	Common Stock 14,610 shares	560,732
Dealertrack Holdings Inc.	Common Stock 25,727 shares	483,410
Dendreon Corporation	Common Stock 9,152 shares	240,515
DeVry Inc.	Common Stock 9,077 shares	514,938
Dolby Laboratories Inc. Class A	Common Stock 8,829 shares	421,408
F5 Networks Inc.	Common Stock 7,851 shares	415,946
Fuel System Solutions Inc.	Common Stock 3,652 shares	150,608
GSI Commerce Inc.	Common Stock 12,966 shares	329,207
Green Mountain Coffee Roasters	Common Stock 11,998 shares	977,477
Greenhill & Company Inc.	Common Stock 3,607 shares	289,426
Guess?, Inc.	Common Stock 8,360 shares	353,628
Gymboree Corporation	Common Stock 12,697 shares	552,193
Home Inns & Hotels Management Inc.	Common Stock 6,880 shares	243,208
Hub Group Inc. Class A	Common Stock 10,759 shares	288,664
Human Genome Sciences Inc.	Common Stock 6,818 shares	208,631
Inverness Medical Innovations Inc.	Common Stock 8,539 shares	354,454
Lincare Holdings Inc.	Common Stock 6,670 shares	247,590
Lubrizol Corporation	Common Stock 6,495 shares	473,810
MSCI Inc. Class A	Common Stock 46,255 shares	1,470,909
Massey Energy Company	Common Stock 7,715 shares	324,107
Monster Worldwide Inc.	Common Stock 20,613 shares	358,666
Netlogic Microsystems Inc.	Common Stock 11,731 shares	542,676
Northern Trust Global Investment Russell 2000 Growth Index Fund - Non Lending*	Common Collective Trust 17,273 units	2,034,056
Nuance Communications Inc.	Common Stock 19,182 shares	298,088
OSI Pharmaceuticals Inc.	Common Stock 5,364 shares	166,445
Onyx Pharmaceuticals Inc.	Common Stock 6,786 shares	199,101
Perrigo Company	Common Stock 5,323 shares	212,068
Polaris Industries Inc.	Common Stock 6,834 shares	298,167
Polycom Inc.	Common Stock 47,236 shares	1,179,483
priceline.com Inc.	Common Stock 3,680 shares	804,080
Rackspace Hosting Inc.	Common Stock 17,667 shares	368,357
Robert Half International Inc.	Common Stock 16,600 shares	443,718
Roper Industries Inc.	Common Stock 21,558 shares	1,128,992
Rovi Corporation	Common Stock 11,580 shares	369,055
Rowan Companies Inc.	Common Stock 15,483 shares	350,535

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
SAIC Inc.	Common Stock 20,587 shares	389,918
SEI Investments Company	Common Stock 20,956 shares	367,149
Solarwinds Inc.	Common Stock 14,990 shares	344,920
Solutia Inc.	Common Stock 56,385 shares	716,090
Strayer Education Inc.	Common Stock 1,442 shares	306,411
Successfactors Inc.	Common Stock 31,414 shares	520,844
Sykes Enterprises Inc.	Common Stock 21,725 shares	553,336
Terex Corporation	Common Stock 49,802 shares	986,578
Thoratec Corporation	Common Stock 10,490 shares	282,391
Ticketmaster Entertainment Inc.	Common Stock 23,337 shares	285,178
Tiffany & Company	Common Stock 11,137 shares	478,891
Tivo Inc.	Common Stock 23,683 shares	241,093
Transdigm Group Inc.	Common Stock 26,211 shares	1,244,760
United Therapeutics Corporation	Common Stock 4,602 shares	242,295
Urban Outfitters Inc.	Common Stock 13,402 shares	468,936
VCA Antech Inc.	Common Stock 30,216 shares	752,983
Vanceinfo Technologies Inc.	Common Stock 12,693 shares	243,833
Varian Semiconductor Equipment Associates Inc.	Common Stock 7,418 shares	266,158
Warnaco Group Inc.	Common Stock 10,720 shares	452,277
Vistaprint	Common Stock 6,074 shares	344,153

Total Small-Mid Cap Growth Asset Class			36,662,149
Small-Mid Cap Index Asset Class:
Northern Trust Global Investments Collective Daily Small Cap Equity Fund*	Common Collective Trust 25,344 units	6,072,543
Blackrock Extended Equity Market Fund F*	Common Collective Trust 2,999,249 units	66,913,242

Total Small-Mid Cap Index Asset Class			72,985,785
Small-Mid Cap Value Asset Class:
Northern Trust Global Investment Russell 2000 Value Index Fund - Non Lending*	Common Collective Trust 106,080 units	12,836,753
CA Inc.	Common Stock 147,700 shares	3,317,341
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Common Collective Trust 2,263,290 units	2,263,290
Hanover Insurance Group Inc.	Common Stock 66,250 shares	2,943,487
Elizabeth Arden Inc.	Common Stock 197,100 shares	2,846,123
Griffon Corporation	Common Stock 228,100 shares	2,787,381
MDC Partners Inc. Class A	Common Stock 319,300 shares	2,662,961
Circor International Inc.	Common Stock 102,400 shares	2,578,431
Valassis Communications Inc.	Common Stock 139,600 shares	2,549,096
Reinsurance Group of America Inc.	Common Stock 49,050 shares	2,337,233
Coherent Inc.	Common Stock 75,200 shares	2,235,696
Fifth Third Bancorp	Common Stock 228,500 shares	2,227,875
Safeway Inc.	Common Stock 104,400 shares	2,222,676
Keycorp	Common Stock 386,200 shares	2,143,410
Tyco Electronics Ltd.	Common Stock 87,300 shares	2,143,215
Wausau Paper Corporation	Common Stock 181,583 shares	2,106,363
Arrow Electronics Inc.	Common Stock 67,950 shares	2,012,000
Caseys General Stores Inc.	Common Stock 62,950 shares	2,009,364
Avnet Inc.	Common Stock 65,350 shares	1,970,956

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Omnicare Inc.	Common Stock 79,900 shares	1,931,982
Stancorp Financial Group Inc.	Common Stock 47,200 shares	1,888,944
St. Mary Land & Exploration Company	Common Stock 53,600 shares	1,835,264
Con-Way Inc.	Common Stock 50,700 shares	1,769,937
King Pharmaceuticals Inc.	Common Stock 143,400 shares	1,759,518
Meadowbrook Insurance Group Inc.	Common Stock 227,900 shares	1,686,460
Manpower Inc.	Common Stock 30,600 shares	1,670,148
Rent A Center Inc.	Common Stock 94,100 shares	1,667,452
Gardner Denver Inc.	Common Stock 38,700 shares	1,646,685
Texas Capital Bancshares Inc.	Common Stock 116,100 shares	1,620,756
Tower Group Inc.	Common Stock 68,300 shares	1,598,903
Lorillard Inc.	Common Stock 19,700 shares	1,580,531
Regions Financial Corporation	Common Stock 294,200 shares	1,556,318
Acergy SA	Common Stock 99,700 shares	1,556,317
Belden Inc.	Common Stock 70,950 shares	1,555,224
Reliance Steel & Aluminum Company	Common Stock 35,950 shares	1,553,759
People’s United Financial Inc.	Common Stock 88,500 shares	1,477,950
Comerica Inc.	Common Stock 48,900 shares	1,445,973
Wisconsin Energy	Common Stock 28,900 shares	1,440,087
Bill Barrett Corporation	Common Stock 45,500 shares	1,415,505
Sun Trust Banks Inc.	Common Stock 69,500 shares	1,410,155
Interpublic Group Companies Inc.	Common Stock 190,000 shares	1,402,200
Limited Brands	Common Stock 72,800 shares	1,400,672
Genworth Financial Inc. Class A	Common Stock 123,400 shares	1,400,590
Portland General Electric Company	Common Stock 67,200 shares	1,371,552
XL Capital Ltd.	Common Stock 74,700 shares	1,369,251
Brocade Communications Systems Inc.	Common Stock 177,950 shares	1,357,759
Edison International	Common Stock 39,000 shares	1,356,420
Del Monte Foods Company	Common Stock 119,500 shares	1,355,130
Assurant Inc.	Common Stock 45,500 shares	1,341,340
Denbury Resources Inc.	Common Stock 89,700 shares	1,327,560
Great Plains Energy Inc.	Common Stock 67,700 shares	1,312,703
Lincoln Electric Holdings Inc.	Common Stock 24,150 shares	1,291,059
Conseco Inc.	Common Stock 257,700 shares	1,288,500
Hormel Foods Corporation	Common Stock 33,500 shares	1,288,075
CNA Financial Corporation	Common Stock 53,500 shares	1,284,000
Airtran Holdings Inc.	Common Stock 245,600 shares	1,282,032
Embraer-Empresa Brasileira de Aeronautica SA	Common Stock 55,300 shares	1,222,683
MI Developments Inc.	Common Stock 99,100 shares	1,216,948
CDC Software Corporation	Common Stock 124,200 shares	1,199,772
PPG Industries Inc.	Common Stock 20,300 shares	1,188,362
Western Alliance Bancorporation	Common Stock 309,700 shares	1,170,666
FBR Capital Markets Corporation	Common Stock 188,100 shares	1,162,458
PHH Corporation	Common Stock 71,600 shares	1,153,476
Alliance One International Inc.	Common Stock 228,300 shares	1,114,104
Intrepid Potash Inc.	Common Stock 38,000 shares	1,108,460
Magna International Inc. Class A	Common Stock 21,200 shares	1,072,296
National Semiconductor Corporation	Common Stock 68,900 shares	1,058,304
Middleby Corporation	Common Stock 21,500 shares	1,053,930
Jones Apparel Group Inc.	Common Stock 65,200 shares	1,047,112

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
ICU Medical Inc.	Common Stock 28,600 shares	1,042,184
Goodyear Tire & Rubber Company	Common Stock 73,200 shares	1,032,120
Westar Energy Inc.	Common Stock 47,500 shares	1,031,700
Capital One Financial Corporation	Common Stock 26,900 shares	1,031,346
Cobalt International Energy Inc.	Common Stock 72,200 shares	999,248
Cornell Companies Inc.	Common Stock 44,000 shares	998,800
Time Warner Cable Inc.	Common Stock 23,600 shares	976,804
Timken Company	Common Stock 40,750 shares	966,183
Willis Group Holdings PLC	Common Stock 36,550 shares	964,189
Delphi Financial Group Inc. Class A	Common Stock 42,700 shares	955,199
Allied World Assurance	Common Stock 20,650 shares	951,346
Lincare Holdings Inc.	Common Stock 25,300 shares	939,136
Digi International Inc.	Common Stock 100,600 shares	917,472
Princeton Review Inc.	Common Stock 217,300 shares	882,238
Sun Microsystems Inc.	Common Stock 93,400 shares	875,158
RPM International Inc.	Common Stock 42,000 shares	853,860
Validus Holding Ltd.	Common Stock 31,500 shares	848,610
Chiquita Brands International Inc.	Common Stock 47,000 shares	847,880
Royal Gold Inc.	Common Stock 18,000 shares	847,800
Forest Oil Corporation	Common Stock 38,000 shares	845,500
Portland General Electric Company	Common Stock 40,300 shares	822,523
Max Cap Group Ltd.	Common Stock 36,700 shares	818,410
Approach Resources Inc.	Common Stock 103,800 shares	801,336
First Financial Bancorp Ohio	Common Stock 54,300 shares	790,608
Temple-Inland Inc.	Common Stock 36,650 shares	773,682
ON Semiconductor Corporation	Common Stock 86,800 shares	764,708
UGI Corporation	Common Stock 30,600 shares	740,214
Novell Inc.	Common Stock 173,900 shares	721,685
Psychiatric Solutions Inc.	Common Stock 33,800 shares	714,532
Aspen Insurance Holdings	Common Stock 27,900 shares	710,055
Paccar Inc.	Common Stock 19,500 shares	707,265
Petroquest Energy Inc.	Common Stock 114,700 shares	703,111
Mirant Corporation	Common Stock 45,900 shares	700,893
General Cable Corporation	Common Stock 23,550 shares	692,841
Robeco	Cash and Short Term Investments	692,570
Starwood Property Trust Inc.	Common Stock 36,600 shares	691,374
PG& E Corporation	Common Stock 15,200 shares	678,680
Stone Energy Corporation	Common Stock 37,400 shares	675,070
Kinetic Concepts Inc.	Common Stock 17,800 shares	670,170
Pantry Inc.	Common Stock 48,900 shares	664,551
Holly Corporation	Common Stock 25,800 shares	661,254
Iconix Brand Group Inc.	Common Stock 52,200 shares	660,330
HCC Insurance Holdings Inc.	Common Stock 23,600 shares	660,092
Home Bancshares Inc.	Common Stock 27,000 shares	649,890
Harsco Corporation	Common Stock 20,000 shares	644,600
Granite Construction Inc.	Common Stock 19,100 shares	642,906
Lakeland Industries Inc.	Common Stock 80,300 shares	642,400
Northwest Bancshares Inc.	Common Stock 56,500 shares	639,580
Nelnet Inc. Class A	Common Stock 36,900 shares	635,787
Highwoods Properties Inc.	Common Stock 18,800 shares	626,980

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Digital River Inc.	Common Stock 22,900 shares	618,071
Gibraltar Industries Inc.	Common Stock 39,200 shares	616,616
Exactech Inc.	Common Stock 35,600 shares	616,236
Wesco International Inc.	Common Stock 22,800 shares	615,828
Packaging Corporation of America	Common Stock 26,450 shares	608,615
PNC Financial Services Group	Common Stock 11,491 shares	606,610
Teleflex Inc.	Common Stock 11,200 shares	603,568
Lions Gate Entertainment Corporation	Common Stock 103,600 shares	601,916
Chimera Investment Corporation	Common Stock 153,000 shares	593,640
Geo Group Inc.	Common Stock 26,900 shares	588,572
Perrigo Company	Common Stock 14,700 shares	585,648
SCBT Financial Corporation	Common Stock 20,600 shares	570,414
Great American Group Inc.	Common Stock 153,850 shares	569,245
Regis Corporation	Common Stock 36,500 shares	568,305
Stealthgas Inc.	Common Stock 89,600 shares	558,208
Ciber Inc.	Common Stock 160,900 shares	555,105
Assisted Living Concepts Inc. Class A	Common Stock 20,900 shares	551,133
Allstate Corporation	Common Stock 17,900 shares	537,716
Liberty Global Inc. Series A	Common Stock 24,400 shares	534,604
Old National Bancorp	Common Stock 42,200 shares	524,546
Beacon Roofing Supply Inc.	Common Stock 32,600 shares	521,600
WSFS Financial Corporation	Common Stock 20,300 shares	520,289
MB Financial Inc.	Common Stock 26,200 shares	516,664
Berkshire Hills Bancorp, Inc.	Common Stock 24,900 shares	514,932
LECG Corporation	Common Stock 171,425 shares	512,561
Super Valu Inc.	Common Stock 39,800 shares	505,858
Werner Enterprises Inc.	Common Stock 25,500 shares	504,645
Celadon Group Inc.	Common Stock 46,500 shares	504,525
RTI International Metals Inc.	Common Stock 19,500 shares	490,815
Allied World Assurance	Common Stock 10,600 shares	488,342
Tyco International Ltd.	Common Stock 13,500 shares	481,680
Endo Pharmaceuticals Holdings Inc.	Common Stock 23,200 shares	475,832
Texas Capital Bancshares Inc.	Common Stock 33,600 shares	469,056
Seabright Insurance Holdings Inc.	Common Stock 40,800 shares	468,792
Fresh Del Monte Produce Inc.	Common Stock 21,200 shares	468,520
Healthtronics Inc.	Common Stock 174,900 shares	461,736
Techwell, Inc.	Common Stock 34,500 shares	455,400
Vectren Corporation	Common Stock 18,300 shares	451,644
Hillenbrand Inc.	Common Stock 23,700 shares	446,508
Double-Take Software	Common Stock 43,300 shares	432,567
Yamana Gold Inc.	Common Stock 37,600 shares	427,888
Renasant Corporation	Common Stock 31,300 shares	425,680
Encore Bancshares Inc.	Common Stock 53,292 shares	423,671
Casual Male Retail Group Inc.	Common Stock 177,660 shares	413,948
Hatteras Financial Corporation	Common Stock 14,500 shares	405,420
Viewpoint Financial Group	Common Stock 28,000 shares	403,480
El Paso Electric Company	Common Stock 19,800 shares	401,544
Hexcel Corporation	Common Stock 30,500 shares	395,890
Americas Car-Mart Inc.	Common Stock 15,000 shares	394,950
Omnivision Technologies Inc.	Common Stock 27,100 shares	393,763

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
BE Aerospace Inc.	Common Stock 16,700 shares	392,450
Mantech International Corporation Class A	Common Stock 8,000 shares	386,240
American Campus Communities Inc.	Common Stock 13,100 shares	368,110
CIT Group Inc.	Common Stock 13,300 shares	367,213
Radware Ltd.	Common Stock 23,900 shares	361,368
Symantec Corporation	Common Stock 20,100 shares	359,589
Great Plains Energy Inc.	Common Stock 18,300 shares	354,837
Jack In The Box Inc.	Common Stock 18,000 shares	354,060
BJ Services Company	Common Stock 18,800 shares	349,680
Lifepoint Hospitals Inc.	Common Stock 10,700 shares	347,857
Lifetime Brands Inc.	Common Stock 48,100 shares	343,915
Foot Locker Inc.	Common Stock 30,800 shares	343,112
Black & Decker Inc.	Common Stock 5,200 shares	337,116
Celanese Corporation Series A	Common Stock 10,500 shares	337,050
Ares Capital Corporation	Common Stock 27,000 shares	336,150
New Frontier Media Inc.	Common Stock 175,200 shares	331,128
Zimmer Holdings Inc.	Common Stock 5,600 shares	331,016
Home Federal Bancorp Inc.	Common Stock 24,800 shares	330,088
Zoran Corporation	Common Stock 29,400 shares	324,870
Colbs Mckinnon Corporation NY	Common Stock 23,200 shares	316,912
Cantel Medical Corporation	Common Stock 15,600 shares	314,808
PMA Capital Corporation Class A	Common Stock 48,900 shares	308,070
Centerstate Banks Inc.	Common Stock 30,500 shares	307,745
Geomet Inc.	Common Stock 207,010 shares	302,235
Brown Shoe Company Inc.	Common Stock 28,900 shares	285,243
Essa Bancorp Inc.	Common Stock 24,200 shares	283,140
Schweitzer-Mauduit International Inc.	Common Stock 4,000 shares	281,400
Bancorp Rhode Island Inc.	Common Stock 10,823 shares	277,935
Novamed Inc.	Common Stock 70,200 shares	272,376
MFA Financial Inc.	Common Stock 36,100 shares	265,335
Union First Market Bankshares Corporation	Common Stock 21,400 shares	265,146
Kennedy-Wilson Holdings Inc.	Common Stock 29,500 shares	264,025
KBW Inc.	Common Stock 9,300 shares	254,448
Thomas Weisel Partners Canada Inc.	Common Stock 66,500 shares	251,370
Washington Real Estate Investment Trust	Common Stock 9,100 shares	250,705
United Financial Bancorp Inc.	Common Stock 19,100 shares	250,401
Aegean Marine Petroleum Network Inc.	Common Stock 8,490 shares	233,305
Black Hills Corporation	Common Stock 8,500 shares	226,355
Northwest Bancshares Inc.	Common Stock 19,800 shares	224,136
Plantronics Inc.	Common Stock 8,100 shares	210,438
Arkansas Best Corporation	Common Stock 7,000 shares	206,010
Lincoln Educational Services Corporation	Common Stock 9,500 shares	205,865
Inverness Medical Innovations Inc.	Common Stock 4,900 shares	203,399
Safeguard Scientifics Inc.	Common Stock 18,800 shares	193,828
Mistras Group Inc.	Common Stock 12,200 shares	183,732
Weight Watchers International Inc.	Common Stock 6,300 shares	183,708
Hyatt Hotels Corporation Class A	Common Stock 6,000 shares	178,860
Healthcare Services Group Inc.	Common Stock 8,100 shares	173,826
Boots & Coots Inc.	Common Stock 98,100 shares	161,865
Titan Machy Inc.	Common Stock 14,000 shares	161,560

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Ness Technologies Inc.	Common Stock 29,700 shares	145,530
Somanetics Corporation	Common Stock 7,900 shares	138,645
Actuate Corporation	Common Stock 27,300 shares	116,844
Globe Specialty Metals Inc.	Common Stock 12,200 shares	114,680
Glatfelter	Common Stock 9,300 shares	112,995
Qlogic Corporation	Common Stock 5,800 shares	109,446
Rand Logistics Inc.	Common Stock 21,000 shares	68,250
Hackett Group Inc.	Common Stock 24,300 shares	67,554
Landec Corporation	Common Stock 7,400 shares	46,176

Total Small-Mid Cap Value Asset Class			206,740,749
Other:
CMA Money Fund	Cash and Short Term Investments		718,329

			$2,034,202,397

*	Indicates party-in-interest.

Supplemental Schedule

Amgen Retirement and Savings Plan

EIN: 95-3540776 Plan: #001

Schedule H, line 4i - Schedule of Assets (Acquired and Disposed of Within Year)

Year Ended December 31, 2009

Identity of Issue	Description of Investment	Proceeds of Dispositions
Alumina Ltd.	Common Stock 474,720 shares	$ 701,108
Carnival PLC	Common Stock 26,600 shares	828,715
Cenovus Energy Inc. 6.75% Due 11/15/2039	Corporate Bonds 90,000 units	97,130
Centrica PLC	Common Stock 210,900 shares	773,590
CRH PLC	Common Stock 28,680 shares	699,463
FANUC Ltd.	Common Stock 18,500 shares	1,560,486
General Electric Capital Corporation 2.2% Due 6/8/2012	Corporate Bonds 90,000 units	91,281
Huaneng Power International, Inc.	Common Stock 368,000 shares	247,451
Impala Platinum Holdings Ltd.	Common Stock 32,320 shares	720,503
JP Morgan Chase & Company 2.125% Due 12/26/2012	Corporate Bonds 60,000 units	61,070
JP Morgan Chase & Company 4.65% Due 6/1/2014	Corporate Bonds 330,000 units	330,977
KeyBank National Association 5.5% Due 9/17/2012	Corporate Bonds 20,000 units	20,526
Kubota Corporation	Common Stock 106,000 shares	836,559
Li & Fung Ltd.	Common Stock 384,000 shares	1,417,635
Lihir Gold Ltd.	Common Stock 219,300 shares	552,088
National Bank of Greece SA	Common Stock 36,000 shares	949,462
Nikon Corporation	Common Stock 41,000 shares	729,780
Nokia Corporation	Common Stock 68,000 shares	890,729
PT Astra International Tbk.	Common Stock 169,500 shares	557,153
Petroleo Brasileiro SA Petrobras	Preferred Stock 106,700 shares	2,026,786
DIRECTV Holdings LLC / DIRECTV Financing Co., Inc. 4.75% Due 10/1/2014	Corporate Bonds 80,000 units	81,518
Singapore Telecommunications Ltd.	Common Stock 398,000 shares	869,651
Smith International, Inc. 9.75% Due 3/15/2019	Corporate Bonds 200,000 units	212,244
PT Telekomunikasi Indonesia Tbk. Series B	Common Stock 1,065,500 shares	931,622
Tullow Oil PLC	Common Stock 41,670 shares	798,500
TuranAlem Finance BV 8.25% 1/22/2037	Corporate Bonds 240,000 units	39,050

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Amgen Retirement and Savings Plan
(Name of Plan)

Date:	June 23, 2010	By:	/S/ MICHAEL A. KELLY
Michael A. Kelly
Acting Chief Financial Officer
Amgen Inc.

AMGEN RETIREMENT AND SAVINGS PLAN

INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1